UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )

Boston Communications Group, Inc.

(Name of Subject Company)

Boston Communications Group, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(including associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

Timothy M. Donovan

Vice President and General Counsel

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 904-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Boston Communications Group, Inc., a Massachusetts corporation. Unless otherwise specified or indicated by context, the “Company” refers to Boston Communications Group, Inc., its divisions and subsidiaries. The address of the Company’s principal executive office is 55 Middlesex Turnpike, Bedford, MA, 01730 and the telephone number is (781) 904-5000.

(b) Securities

This Statement relates to the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the “Shares”). As of July 11, 2007, there were 17,908,251 Shares issued and outstanding and 2,159,354 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.bcgi.net. The information on the Company’s website should not be considered a part of this Statement.

(b) Offer

This Statement relates to the tender offer by Tea Party Acquisition Corp., a Massachusetts corporation (“Purchaser”), to purchase all of the outstanding Shares at a price of $3.60 per Share, net to the seller in cash (subject to applicable withholding tax), without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated July 30, 2007 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). Purchaser is a wholly owned subsidiary of Megasoft Limited, a company incorporated in India under the provisions of the Companies Act, 1956 (“Parent”). The Offer to Purchase, the Letter of Transmittal and any amendments and supplements thereto collectively constitute the “Offer.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 11, 2007, by and among the Company, Parent and Purchaser (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, make an offer to purchase all of the outstanding Shares at a price of $3.60 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Purchaser’s obligation to purchase Shares tendered in the Offer is subject to the condition that, prior to the then-scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there having been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, when considered together with all other Shares beneficially owned by Parent and its affiliates and newly-issued Shares, if any, available for purchase from the Company by Purchaser under an irrevocable “Top-Up Option” pursuant to the Merger Agreement, would constitute at least 90% of the aggregate number of Shares outstanding at the time of the expiration of the Offer (as determined on a fully-diluted basis) (the “Minimum Condition”), as well as other conditions described in Item 8 below. The Minimum Condition represents the minimum number of Shares that would be required to be tendered in order to enable Purchaser, after exercising the Top-Up Option provided in the Merger Agreement, to complete a “short-form” Merger (described under Item 8). If the Offer is completed, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, that Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, all remaining outstanding Shares will be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the Offer.

The initial expiration date for the Offer is 12:00 Midnight, New York City time, on August 24, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Also, the Merger Agreement provides that if the Offer is completed but Purchaser does not then own at least 90% of the Shares then outstanding (assuming that Purchaser fully exercises the Top-Up Option under the Merger Agreement), Purchaser may elect to provide one or more subsequent offering periods of between three and 20 business days in the aggregate immediately following the expiration of the Offer. During any subsequent offering period, if any, Shares not tendered and purchased in the Offer may be tendered to Purchaser for the same per Share consideration paid in the Offer. Parent has advised the Company that Purchaser currently does not intend to provide any subsequent offering periods.

Additional information about the Offer can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase.

Parent formed Purchaser for purposes of the transactions contemplated by the Merger Agreement, including the Offer. The address of the principal executive office of Purchaser is c/o Megasoft Limited, 6-3-1192/2/1, Kundanbagh, Begumpet, Hyderabad, 500016 India, and its telephone number is +91 40 23412266.

A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the Offer to Purchase is attached hereto as Exhibit (a)(1). The terms and conditions of the Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 3, 4 and 13 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal is attached hereto as Exhibit (a)(2) and is incorporated by reference in its entirety.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or incorporated by reference below, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Parent, Purchaser or their executive officers, directors or affiliates.

(a) The Company’s Executive Officers, Directors and Affiliates

In considering the recommendation of the Company’s Board of Directors (the “Board”) to tender your Shares in the Offer or otherwise approve the Merger, shareholders should be aware that the Company’s directors and executive officers may have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of other shareholders, as applicable. As described below, the consummation of the transactions contemplated by the Merger Agreement will constitute a change-in-control of the Company under certain of these arrangements and agreements, entitling the Company’s directors and executive officers to receive certain payments and benefits. The Board was aware of these agreements and arrangements as they relate to the Company’s directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Statement.

Cash Consideration for Shares and Options

The Company’s directors and executive officers intend to tender their Shares in the Offer, in which case, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. Pursuant to the terms of the Company’s stock options, upon a change-in-control all Company stock options will become fully vested and exercisable. Under the Merger Agreement, upon consummation of the Merger, any stock options outstanding (whether held by officers, directors or employees) will be cancelled and the holders thereof will be entitled to the excess, if any, of the Offer Price over the option exercise price for each Share subject to the stock option, in each case, less any applicable withholding taxes and without interest. Under the Merger Agreement, immediately prior to the consummation of the Merger, each share of restricted stock of the Company will vest in full. If the Offer is completed, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Massachusetts Business Corporations Act (the “MBCA”) the Merger is consummated, each Share owned by the Company’s directors and executive officers (and all other holders) that was not previously tendered in the Offer will be converted, effective as of the completion of the Merger, into the right to receive the Offer Price. The description of the Company’s stock options and restricted stock is qualified in its entirety by reference to the Company’s stock and option plans, as amended, and the related stock option and restricted stock agreements, copies of which are filed as Exhibits (e)(3) through (e)(14) to this Statement, and each is incorporated by reference herein.

The following table summarizes the equity interests of the Company’s current executive officers and directors as of July 11, 2007, including the total amount of cash each individual would receive upon the tender of all of his Shares pursuant to the Offer and upon the cash-out of his outstanding stock options pursuant to the Merger.

Name of Executive Officer or Director	Shares (#)		Restricted Shares (#)		Unvested Options (#)	Weighted Average Exercise Price per Share of Unvested Options ($)	Vested Options (#)	Weighted Average Exercise Price per Share of Vested Options ($)	Total Cash to Be Received ($)
Joseph P. Mullaney Chief Financial Officer and Acting Chief Executive Officer	0		0		0	0	0	0	0

Ersin Galioglu Chief Operating Officer	2,368		1,180	(1)	13,933	1.08	43,416	7.93	65,441

Timothy Donovan Vice President, General Counsel	0		0		0	0	0	0	0

Michael Palackdharry Vice President, Sales	15,000		0		3,533	1.73	25,667	9.32	63,911

Paul J. Tobin Executive Chairman	463,432	(2)	1,250		24,000	1.08	140,500	7.76	1,763,575

Brian E. Boyle Vice-Chairman	7,253	(3)	834	(4)	0	0	50,250	8.36	54,253

James A. Dwyer, Jr. Director	75,417	(5)	834	(6)	0	0	20,250	4.28	299,644

Paul R. Gudonis Director	2,417		834	(7)	0	0	69,250	9.74	36,844

Miguel Horta e Costa Director	0		0		0	0	0	0	0

Gerald McGowan Director	85,000	(8)	1,251	(9)	0	0	76,500	7.75	348,581

(1)	This includes 208 vested but unissued shares for which the purchase price has not yet been paid.
(2)	Includes 281,456 shares held by the Paul J. Tobin 1998 Trust, 124,000 shares held by the Margaret M. Tobin 1988 Trust and 21,000 shares held by the Tobin Children’s Trust. Mr. Tobin is trustee of the Paul J. Tobin 1988 Trust. Mr. Tobin’s wife, Margaret M. Tobin, is trustee of the Margaret M. Tobin 1988 Trust.
(3)	These shares are held by Boyle Family Revocable Trust of which Mr. Boyle is trustee.
(4)	This includes 417 vested but unissued shares for which the purchase price has not yet been paid.
(5)	These shares are held by the Dwyer Nevada Family Limited Partnership.
(6)	This includes 417 vested but unissued shares for which the purchase price has not yet been paid.
(7)	This includes 417 vested but unissued shares for which the purchase price has not yet been paid.
(8)	Includes 40,000 shares that are held in trust for the benefit of Mr. McGowan’s children.
(9)	This includes 834 vested but unissued shares for which the purchase price has not yet been paid.

Transaction Bonuses

In connection with the transactions contemplated by the Merger Agreement, on July 10, 2007, the Compensation Committee of the Board approved the following transaction bonus awards to be paid to certain employees and executive officers of the Company upon the consummation of the Merger (the “Transaction Bonuses”). The Transaction Bonuses were intended to provide continuity of management in the context of a prospective change in control of the Company and were awarded in recognition and reward of the recipients’ efforts in connection with exploring the Company’s strategic alternatives, including contributions relating to the Offer and the Merger. The Transaction Bonuses were awarded and are payable as employment compensation and are not based on the tendering of shares, if any, by the recipients in the Offer. The table below sets forth the Company’s executive officers that are entitled to receive Transaction Bonuses and the amount of those awards.

Name of Executive Officer	Amount ($)
Joseph P. Mullaney Chief Financial Officer and Acting Chief Executive Officer	200,000

Ersin Galioglu Chief Operating Officer	50,000

Timothy Donovan Vice President, General Counsel	200,000

Michael Palackdharry Vice President, Sales	150,000

Employment and Change-in-Control Agreements

The Company has entered into change-in-control agreements with Paul J. Tobin, the Company’s Executive Chairman and Messrs. Mullaney, Galioglu and Palackdharry. The Company also has entered into an employment agreement with Mr. Donovan. These agreements were intended to provide for continuity of management in the context of a prospective change-in-control, which the agreements define to include, among other things, (1) a beneficial owner of less than 10% of the Company’s outstanding equity becoming the beneficial owner of more than 50% of the Company’s outstanding equity or (2) the consummation of a merger involving the Company in which the shareholders of the Company immediately prior to the merger own less than 50% of the outstanding equity securities of the continuing entity immediately following the consummation of the merger. Under this definition, a change-in-control will occur upon consummation of the Offer. The agreements obligate the Company to require any successor to expressly assume and agree to perform the Company’s obligations under the agreements. Under the agreements, each executive officer is entitled to receive certain payments and benefits if, within 24 months after a change-in-control, he terminates his employment for good reason or the surviving corporation terminates his employment without cause (each a “Termination Event”). For purposes of the agreements, “good reason” means (1) relocation of the executive officer’s primary business location resulting in an increased one-way commute of at least 50 miles, (2) a material breach by the surviving company of any agreement with the executive officer that is not cured within 10 days after the day that the executive officer gives the Company written notice or (3) any material adverse change in the executive officer’s authority, duties or annual base salary. Under the agreements, “cause” means a good faith finding by the Company’s board that the executive officer has (a) refused without adequate reason to perform his reasonably assigned material duties, (b) engaged in gross negligence or willful misconduct, which has or is expected to have a material detrimental effect on the surviving company, (c) engaged in fraud, embezzlement or other material dishonesty, (d) engaged in conduct which would constitute grounds for termination for violation of the surviving company’s policies or (e) breached any material provision of any agreement with the surviving company without cure after reasonable notice.

Upon a Termination Event, Mr. Tobin’s agreement provides that he would be entitled to receive (1) a lump sum payment within 30 days of his termination date equal to 200% of his then-current annual base salary, (2) payment equal to his annual target bonus prorated through his termination date, (3) 24 months of continued medical, dental and disability and life insurance benefits in effect at his termination date, and (4) immediate vesting of any options and shares of restricted stock. Messrs. Mullaney’s, Galioglu’s, Palackdharry’s and

Donovan’s agreements provide that each executive officer would be entitled to receive, upon a Termination Event, (a) a lump sum payment within 30 days of his termination date equal to 100% of his then-current annual base salary, (b) payment equal to his annual target bonus prorated through his termination date, (c) 12 months of continued medical, dental and disability and life insurance benefits in effect at his termination date, and (d) immediate vesting of any options and shares of restricted stock. To receive the payments provided under the agreements, the executive officer must sign a general release of claims. This description of Messrs. Tobin’s, Mullaney’s, Galioglu’s, Palackdharry’s and Donovan’s agreements is qualified in its entirety by reference to the actual agreements and amendments thereto, copies of which are filed as Exhibits (e)(15), (e)(16), (e)(17), (e)(18), (e)(19) and (e)(20) to this Statement, respectively, and each is incorporated by reference herein.

Although Parent has not indicated whether it plans to terminate any of the Company’s executive officers, the following table shows the amount of potential cash payable (both accrued obligations and severance) to the Company’s executive officers as of July 11, 2007, pursuant to the employment and change-in-control agreements discussed above, based on an assumed termination date of July 11, 2007. The table also shows the estimated present value of continuing coverage and other benefits under the Company’s group medical, dental, disability and life insurance plans. The amounts sets forth below are only estimates of potential benefits and are based on assumptions and projections. The actual amounts of any payments can only be determined at the time of a Termination Event and may vary from the estimated amounts shown below. The table excludes information with respect to (1) payments or benefits under arrangements or plans that do not discriminate in favor of the named executive officers and that are generally available to all of the Company’s salaried employees and (2) payments of earned, but unpaid compensation, such as unpaid base salary, vacation earned and unpaid bonus for a previous year. The table also excludes information with respect to payments relating to the acceleration of vesting of stock options and shares of restricted stock, which is set forth above under “Cash Consideration for Shares and Options.”

Estimated Payments Upon Termination Event

Following a Change In Control

Name of Executive Officer	Payments based on Base Salary (1)($)	Bonus ($)	Benefits ($)	Total ($)
Joseph P. Mullaney Chief Financial Officer and Acting Chief Executive Officer	200,000	80,750	37,000	317,750

Ersin Galioglu Chief Operating Officer	215,000	33,050	38,600	286,650

Timothy Donovan Vice President, General Counsel	215,000	33,050	41,500	289,550

Michael Palackdharry Vice President, Sales	210,000	0	40,800	250,800

Paul J. Tobin Executive Chairman	450,000	69,170	77,300	596,470

(1)	As described above, the change-in-control payments in this column reflect 100% of the individual’s base salary, except that Mr. Tobin’s payment reflects 200% of his base salary.

Benefits Payable Under Supplemental Executive Retirement Agreement

The Company established a supplemental executive retirement plan (“SERP”) and entered into supplemental executive retirement agreements with certain officers, including Mr. Tobin and Mr. Galioglu. The SERP was terminated by agreement with the participants in January 2007 subject to the Company’s continuing obligations with regard to payout of vested benefits by February 1, 2008. These obligations will accelerate upon the executive officer’s termination of employment. The amount payable under the agreements is based in part on the executive’s vested percentage of the benefits accrued under the agreements. The vested percentage is 25% after the first five years of service, with an additional 15% for each additional year of service, up to a maximum of 100%. Following a change-in-control, the agreements provide that the vested percentage (if less than 100%) is automatically increased to 100%. For purposes of the agreements, a “change-in-control” includes, among other things, (1) the execution of a merger agreement that contemplates that (A) all or substantially all of the of the Company’s business or assets will be owned or controlled by persons other than the persons who owned or controlled the business or assets before execution of the merger agreement or (B) a change in the majority of the Company’s directors and (2) a person becoming the owner of 50% or more of the Company’s common stock. Accordingly, the execution of the Merger Agreement constituted a change-in-control for purposes of the supplemental executive retirement agreements. As a result of the increase in the vested percentage triggered by the change-in-control, the amount payable under the agreement to Mr. Galioglu increased from $16,000 to $61,000. The change-in-control had no impact on the amount payable to Mr. Tobin. Also as a result of the change-in-control, the amounts payable to the officers who are party to the agreements, including Messrs. Tobin and Galioglu, will be irrevocably deposited in a “rabbi trust” no later than 30 days following the change-in-control in accordance with the terms of the agreements. This description of the supplemental executive retirement agreements, as amended, with each of Messrs. Tobin and Galioglu is qualified in its entirety by reference to the actual agreements, including the amendments thereto, copies of which are filed as Exhibits (e)(21), (e)(22), (e)(23) and (e)(24) to this Statement, and each is incorporated by reference herein.

Tender and Support Agreement

Each of Messrs. Mullaney, Tobin and Galioglu has entered into a Tender and Support Agreement with Parent and Purchaser, dated July 11, 2007 (the “Tender and Support Agreement”). The Tender and Support Agreement provides that each of Messrs. Mullaney, Tobin and Galioglu (the “Supporting Shareholders”) will tender, or cause to be tendered, all Shares that the Supporting Shareholder owns beneficially or of record no later than three business days prior to the initial expiration date of the Offer. The Supporting Shareholders also agreed, in their capacity as shareholders, to vote all shares beneficially owned by them in favor of the Merger Agreement at any meeting of shareholders of the Company and generally to vote against any proposals that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger. The Supporting Shareholders also have agreed to refrain from exercising their appraisal rights pursuant to Section 13.02 of the MBCA (as applicable), or transferring their Shares or voting or other power over their Shares. The Tender and Support Agreement does not restrict the Supporting Shareholders when acting solely in their capacity as directors or executive officers of the Company or in discharging their duties to the Company and its shareholders. The Tender and Support Agreement terminates if the Merger Agreement is terminated. This description of the Tender and Support Agreement is qualified in its entirety by reference to the actual agreement, a copy of which is filed as Exhibit (e)(2) to this Statement, and is incorporated by reference herein.

Management Arrangements with Parent

As of the date of this Statement, Parent and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the surviving corporation. Parent has informed the Company that it currently intends to retain members of the Company’s management team following the completion of the Offer and the Merger. Further, Parent has informed the Company that it intends to establish equity-based incentive compensation plans for management of the surviving corporation, a portion of which is likely to be allocated to the Company’s executive officers. The size of such equity-based incentive compensation plans has not yet been determined and no awards have yet been made or promised to the Company’s current executive officers. It is anticipated that equity awards granted under these incentive compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the surviving corporation. Although certain members of the Company’s current management team may enter into new arrangements with Parent or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent (and/or a subsidiary thereof), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the completion of the Merger and would not become effective until the time the Merger is completed.

Indemnification and Insurance

The Merger Agreement contains provisions relating to indemnification of and insurance for the Company’s present or former directors, officers and employees. Parent and Purchaser have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its subsidiaries as provided in their respective articles of organization or bylaws or other organization documents or in any agreement will survive the Merger and continue in full force and effect. Except as required by applicable laws, for a period of six years from the earlier of the date on which Shares tendered in the Offer are accepted for payment by Purchaser (the “Acceptance Date”) and the effective time of the Merger, Parent and the surviving corporation of the Merger will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ articles of organization and bylaws or similar organization documents as in effect immediately prior to the earlier of the Acceptance Date and the effective time of the Merger or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the earlier of the Acceptance Date and the effective time of the Merger, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the earlier of the Acceptance Date and the effective time of the Merger were present or former directors, officers or employees of the Company or any of its subsidiaries. From and after the earlier of the Acceptance Date and the effective time of the Merger, Parent will assume and has agreed to cause the surviving corporation of the Merger and its subsidiaries to honor the foregoing obligations without limit as to time. Parent has also agreed to deposit immediately prior to the Acceptance Date $250,000 into an escrow account to be available only to the Company’s directors and officers serving on July 11, 2007, the date the parties entered into the Merger Agreement, if and only if the surviving corporation of the Merger improperly fails to satisfy the foregoing obligations under the Merger Agreement.

The parties have further agreed that for a period of six years from and after the Acceptance Date, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or provide alternative policies on conditions, retentions and limits of liability that are no less favorable than such policy with respect to matters arising on or before the Acceptance Date, provided that Parent will not be required to pay annual premiums in excess of 150% of the annual premiums for such policies as were in effect on the date of the Merger Agreement. The Company may, and at Parent’s request the Company will, purchase prior to the Acceptance Date, and, after the Acceptance Date, Parent may cause the Company to purchase, a six-year prepaid “tail” policy on terms and conditions, retentions and limits of liability no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the earlier of the Acceptance Date and the effective time of the Merger, covering without limitation the transactions contemplated in the Merger Agreement so long as the cost of such prepaid “tail” policy does not exceed $900,000, in which case the Company or Parent may obtain as much coverage as reasonably practical for that amount. If the Company obtains such a prepaid tail policy, Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation of the Merger.

If Parent, the surviving corporation of the Merger or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation of the merger or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the surviving corporation of the Merger, as the case may be, assume the foregoing obligations.

The description of the indemnification and insurance provisions are contained in Section 13 of the Offer to Purchase, which is incorporated herein by reference. The description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

Claims Against Directors and Officers

Certain shareholders have filed derivative lawsuits against current and former directors and officers of the Company relating to the Company’s historical stock option granting practices. If the Merger is consummated, those plaintiffs will lose standing to pursue such claims. For a further description of these shareholder derivative lawsuits see the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2007.

(b) Parent, Purchaser and their Executive Officers, Directors and Affiliates

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1, 3, 4 and 13 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, are incorporated by reference herein. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

Tender and Support Agreement

The summary of the Tender and Support Agreement contained in Item 3(a) of this Statement is incorporated by reference herein, and is qualified in its entirety by reference to the actual agreement, a copy of which is filed as Exhibit (e)(2) to this Statement.

Exclusivity Agreement

On May 1, 2007, Parent and the Company entered into a letter agreement (the “Exclusivity Agreement”) which, among other things, provided for a period of exclusivity as a condition to Parent’s willingness to undertake the expense of detailed due diligence and the negotiation of a transaction. The Exclusivity Agreement was subsequently amended on June 21, 2007 and July 6, 2007 to extend the exclusivity period to July 9, 2007 and July 12, 2007, respectively. The Exclusivity Agreement was superceded by the Merger Agreement. This description of the Exclusivity Agreement and amendments thereto does not purport to be complete and is qualified in its entirety by reference to the actual Exclusivity Agreement and amendments thereto, copies of which have been filed as Exhibits (e)(25) through (e)(27) hereto and are incorporated by reference herein.

Non-Disclosure Agreement

The Company and an affiliate of Parent entered into a non-disclosure agreement, dated as of November 22, 2005 (the “Non-Disclosure Agreement”), in connection with discussions involving a possible business relationship between the parties. Under the Non-Disclosure Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and the affiliate of Parent. This description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Non-Disclosure Agreement, a copy of which is filed as Exhibit (e)(29) to this Statement and is incorporated by reference herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation

After careful consideration by the Board, the Board unanimously adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and are fair to and in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares in the Offer, and, if shareholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(b) Background and Reasons for the Recommendation

Background of Merger

The Company continually evaluates strategic alternatives to strengthen its business and deliver long-term value to shareholders as part of its ongoing evaluation of the market for its services and its competitive position within the industry. Over the past several years, the Board has increasingly identified the Company’s relatively small scale of operations as a strategic challenge. As a result of significant consolidation within the wireless industry, large wireless carriers, which are the Company’s customer base, have increasingly sought to do business with larger service providers who can provide them with a wider range of services and who are perceived by the wireless carrier customers as more dependable business partners by virtue of their size and added operational and financial resources. Based on these strategic concerns, the Company has had, from time to time, preliminary discussions with industry participants regarding possible strategic transactions.

In March 2000, Freedom Wireless, Inc. (“Freedom Wireless”) filed a lawsuit against the Company and several of its then current and former wireless carrier customers in the United States District Court in Massachusetts claiming the Company’s core service offerings, its prepaid wireless and Real-Time Billing services, were infringing on patents held by Freedom Wireless. The co-defendants in this lawsuit included some of the Company’s largest customers, which the Company was required to indemnify for any damages incurred by them as a result of any infringement caused by the Company’s technology.

On May 20, 2005, the jury found that the Company and the co-defendant carriers had infringed on the Freedom Wireless patents. Ultimately, the District Court entered a judgment of damages against the Company and the co-defendants of approximately $165 million (with the Company and each co-defendant carrier jointly liable for specific amounts), as well as an injunction against further infringement. The Company promptly filed an appeal of this decision and obtained a stay of the injunction pending the appeal. Freedom Wireless filed additional lawsuits against the Company and other customers alleging joint infringement of the same patents.

Following the announcement of the Freedom Wireless verdict, the trading price of the Company’s common stock on the Nasdaq fell over 64% from a closing price of $4.81 per share on May 20, 2005 to a closing price of $1.75 per share on May 23, 2005. During the more than two years following this announcement, the Company’s stock price has continued to trade in a range considerably below the range that existed before the Freedom Wireless infringement verdict.

The Freedom Wireless litigation created significant uncertainty for the Company and the wireless carrier customers using its technology. The magnitude of the potential liability raised uncertainty as to whether the Company’s size and financial resources would enable it to satisfy the judgment if affirmed on appeal and to indemnify its customers. The Freedom Wireless litigation also raised uncertainty as to the Company’s ability to continue to offer its services in the future.

Although the Company ultimately reached a settlement with Freedom Wireless in July 2006, several of the Company’s largest customers, concerned about possible injunctions that would halt their service, decided to discontinue the use of the Company’s services during the Freedom Wireless litigation, including Verizon Wireless, Cingular Wireless and Alltel Corporation, significantly diminishing the Company’s business. Of the Company’s total revenues for fiscal year 2005, Verizon Wireless had constituted 24% and Cingular Wireless 14%. A side effect of this customer loss was an increased reliance on the Company’s remaining customers, especially Nextel (which upon the closing of its merger with Sprint in August 2005 became Sprint Nextel Corporation (“Sprint Nextel”). The revenue contribution of Sprint Nextel in fiscal years 2004 and 2005 increased from 14% to 38%. Sprint Nextel was responsible for approximately 76% of the Company’s revenue in fiscal year 2006 and approximately 81% of its revenue in the first quarter of 2007.

Following the Freedom Wireless verdict, the Board discussed with management and the Company’s outside advisors, including its investment banking firm and legal advisors, the strategic alternatives available to the Company to strengthen its business and to address the impact of the Freedom Wireless litigation. These discussions included an evaluation of both internal and external initiatives.

In October 2005, the Company formally engaged an investment banking firm to assist in this assessment of the Company’s strategic alternatives, including gauging interest among industry participants for a potential sale of the Company or other business combination.

Commencing in early 2006, the Company’s investment banking firm contacted nine potential strategic and financial buyers. Four of the companies contacted expressed an interest in discussing the possibility of such a transaction. Preliminary meetings with these parties were arranged during the ensuing seven months. In April 2006, the Company established an on-line data room to provide interested parties who signed a confidentiality agreement access to information about the Company.

In January 2006, Sprint Nextel announced it had selected a competitor of the Company to provide a single billing and customer care platform for its subscribers and expected to complete the migration of its subscribers to this competitor’s platform during 2007. The Company entered into discussions with Sprint Nextel regarding this planned migration, including the logistics involved and the potential timing. The nature of the Company’s Real-Time Billing service requires a high degree of integration, both in a technical and functional sense, with aspects of its customers’ back-office infrastructure. As a result, a customer migration off of the Company’s billing service platform is conducted in a staged manner over time. Based on the Company’s prior experiences, a customer migration may require more time than originally anticipated in order to address technical and customer business considerations that may arise relating to an orderly transition of customer subscriber accounts.

The Company and Sprint Nextel also discussed the extension of the service contract between the Company and Sprint Nextel, which was set to expire during the first quarter of 2007. These discussions focused on the terms on which the Company would provide its Real-Time Billing services pending the completion of the migration and the possible continuation of some level of services by the Company thereafter.

In early May 2006, two of the companies (each potential strategic buyers) that had discussions with the Company’s management team and/or its investment banking firm submitted written nonbinding proposals to acquire the Company. Both of these companies had signed confidentiality agreements with the Company in late 2005 and had access to the Company’s on-line data room.

These proposals were preliminary in nature and subject to a number of conditions, including: the satisfactory completion of due diligence, including financial, operational, technical and legal due diligence; the satisfactory resolution of all outstanding litigation, including the Freedom Wireless litigation and related matters; continued revenues from Sprint Nextel at specified levels; and the negotiation of a definitive agreement. Subject to the foregoing,

•	Company A proposed on May 3, 2006 to acquire the Company for an implied price of $2.76 to $3.84 per share in cash or stock of Company A, a publicly traded company; and

•	Company B proposed on May 5, 2006 to acquire the Company for an implied price of $2.76 to $3.03 per share in cash.

On May 1, 2006, the closing price of the Company’s common stock on the Nasdaq was $2.02 per share.

In May 2006, the Board and senior management met with the Company’s investment banking firm to conduct an initial evaluation of the proposals of Company A and Company B and to consider whether a sale of the Company at such time would maximize shareholder value. The Board discussed the terms of each proposal, the valuation ranges that each proposal assigned to the Company, the Company’s current business plans and internal forecasts and the effect that the uncertainty caused by the Freedom Wireless litigation and the Sprint Nextel migration could have on valuing the Company. The Board decided to obtain an independent third-party valuation of the Company before proceeding further with the proposals. In May 2006, the independent directors of the Board engaged a financial consulting firm to provide assistance in valuing the Company relating to the Board’s consideration of strategic alternatives and settlement possibilities with Freedom Wireless.

In late May 2006, following an article in The Wall Street Journal questioning the timing of certain stock option grants to E.Y. Snowden, the Company’s Chief Executive Officer at the time, the Board created a Special Committee to conduct an independent review of the Company’s historical stock option granting practices and related accounting. Subsequently, the Securities and Exchange Commission (“SEC”) contacted the Company regarding an SEC investigation of such matters.

In July 2006, the Company announced the settlement of the Freedom Wireless litigation. The settlement included a payment by the Company of $55.3 million and a license agreement between the Company and Freedom Wireless providing for future royalty payments to Freedom Wireless. As part of the settlement, the Company’s co-defendants released the Company from its indemnification obligations.

Also in July 2006, the Company announced it had entered into an amended Sprint Nextel service contract having a term expiring in 2010. The amended service contract reduced the fees payable to the Company for its Real-Time Billing services to be provided pending the completion of the migration. It also contemplated the provision of a reduced level of service after the migration, consisting only of the Session Control component of the Company’s Real-Time Billing services, for which the Company would be paid according to a correspondingly lower fee schedule. In addition, the amended service contract eliminated any flat monthly minimum fees payable to the Company and contemplated the parties entering into statements of works, from time to time, to implement the Sprint Nextel migration.

On October 12, 2006, the Company announced that based on the findings of the Special Committee it would need to restate historical financial statements to record additional non-cash charges for stock-based compensation expense related to past option grants. As a result, the Company stated that its previously reported financial statements should no longer be relied upon. Also on October 12, 2006, in connection with these findings, the Company announced significant changes in its senior management and finance ranks, including new personnel in the positions of Chief Executive Officer, Chief Financial Officer, Controller and General Counsel. Paul Tobin, the Company’s Executive Chairman of the Board and former Chief Executive Officer, became the acting Chief Executive Officer while remaining a member of the Board. The Company contracted with Argus Management Corporation (“Argus Management”), a company specializing in financial consulting and interim management, for the services of an interim Chief Financial Officer and supporting finance personnel.

Based on the foregoing, at a meeting held on October 12, 2006, the Board determined to cease any further efforts to explore a sale of the Company pending resolution of the stock option and related accounting matters and greater stability in the Company’s senior management ranks. The Company instructed its investment banking firm to inform Company A and Company B that it could not continue strategic discussions at such time for the foregoing reasons.

In late 2006, following a hearing process, the Nasdaq Listing Qualification Panel informed the Company it had determined to delist the Company’s common stock and suspend trading of the Shares on the Nasdaq Stock Market if the Company did not regain compliance with Nasdaq’s listing standard regarding current filings by a date in early 2007. Following appeals by the Company to the Nasdaq Listing and Hearing Review Council and later to the Nasdaq Board of Directors, this decision and any related suspension of trading was stayed until September 17, 2007 in order to provide the Company additional time to regain compliance.

On February 1, 2007, the Board appointed Joseph Mullaney as the Company’s Executive Vice President and Chief Financial Officer. Argus Management continued to provide consulting services with respect to accounting matters and the pending financial restatement.

In early 2007, the Company was approached by the financial advisor to a potential strategic buyer with whom the Company had not had previous strategic discussions (“Company C”). On January 5, 2007, Company C executed a confidentiality agreement with the Company. In February 2007, representatives of the Company, including Messrs. Tobin, Snowden, Mullaney and Ersin Galioglu, the Company’s Chief Operating Officer, held a preliminary meeting with representatives from Company C and Company C’s financial advisor to discuss the Company’s technology, infrastructure and operations for the purpose of a possible acquisition. During the next two months, additional discussions occurred among the representatives of Company C and its financial advisor and representatives of the Company. These discussions never progressed to the formulation of a proposed valuation of the Company or the submission of any preliminary proposal to the Company. In early April 2007, Company C’s financial advisor informed the Company of its decision to discontinue any further discussions, citing concerns about the Company’s declining sources of revenue.

On March 1, 2007, the Company announced that it had entered into a statement of work with Sprint Nextel regarding implementing the Sprint Nextel migration. The Company estimated that when the migration was completed the Company’s annual revenues would be reduced (giving effect to the rate change pursuant to the amended service contract) by approximately $45 to $55 million. In response, the Company began formulating plans for a significant reduction in its workforce, as discussed below.

On March 1, 2007, the Company also announced it had identified other significant areas, unrelated to stock options, requiring additional non-cash charges related to prior years’ and prior quarters’ financial statements, but had not yet determined the amounts involved. The Company stated that these adjustments will likely have a material impact on the Company’s previously issued financial statements. The Company also provided an estimated range of $10 to $13 million for additional stock-based compensation expense that would need to be recorded with respect to its stock option practices.

Following these announcements, the trading price of the Company’s common stock fell 22.8% from a closing price of $2.32 per share on March 1, 2007 to a closing price of $1.79 per share on March 2, 2007.

At a regularly scheduled Board meeting held on March 5, 2007, the Company’s senior management team presented a detailed review of the Company’s 2007 business plan. The Board and management had extensive discussions regarding the state of the Company’s business and prospects. These discussions included the Company’s declining customer base over the past several years, including especially the pending loss of a substantial amount of business from Sprint Nextel. The Board also discussed the Company’s competitive position generally, in terms of the scale of operations, position in the industry, technology, financial resources, and potential new products and services.

Based on the foregoing, the Board appointed two directors, Brian Boyle and Paul Tobin, to a newly-created Shareholder Value Committee to focus on exploring all available strategic alternatives to the Company to maximize stockholder value, including remaining as an independent public company, the sale or disposition of certain business units, various recapitalization strategies and the sale of the Company.

In early March 2007, representatives from Company A contacted Mr. Tobin and expressed an interest in restarting strategic discussions. On March 8, 2007, representatives from the Company, including Messrs. Tobin, Galioglu and Michael Palackdharry, the Company’s Vice President of Sales, met with representatives of Company A to discuss the Company’s recent developments and the possibility of a strategic transaction.

On March 21, 2007, Company A submitted a written nonbinding proposal to acquire substantially all of the assets of the Company (excluding cash) for $10 million in cash. This proposal was preliminary in nature and subject to a number of conditions, including: the identification of the assets that would not be purchased and the liabilities that would be assumed in the transaction; the satisfactory completion of due diligence (including a review of financial, product capability, operational assessment and customer matters); and the negotiation of a definitive agreement. The proposal was also conditioned on the Company having no debt and a normal level of working capital at closing. In addition, the proposal required the Company to enter into a 90-day exclusivity period to negotiate a definitive agreement. During this period, the Company would be subject to a non-solicitation provision prohibiting it from having any discussions with other parties regarding a strategic transaction. Any breach of this non-solicitation provision would obligate the Company to pay $2 million (20% of the proposed purchase price) to Company A, in effect imposing a significant break-fee, applicable before the signing of a definitive agreement with Company A, if the Company sought to do a superior alternative transaction.

Following discussions among management and the members of the Shareholder Value Committee, the Company informed Company A that it regarded the $10 million purchase price as an inadequate valuation of the Company and was not interested in further discussions based on that valuation. During the next month, additional discussions between representatives of the Company and Company A occurred, culminating in the submission on April 26, 2007 of a revised proposal, as discussed below.

On April 11, 2007, the Company announced a reduction in its workforce by approximately 21% in an effort to align the Company’s cost structure with the previously announced expected decrease in revenue from the Company’s largest customer, Sprint Nextel.

In April 2007, a former employee of the Company contacted Messrs. Boyle and Tobin to suggest that the Company meet with representatives from Parent to discuss a possible strategic transaction. This former employee had met a senior executive of Parent at a recent industry conference and believed that Parent might be interested in pursuing an acquisition of the Company based on its recent acquisition activity and the potential strategic fit with the Company. Some members of the Company’s management team had some familiarity with Parent. In late 2005, the Company had entered into a confidentiality agreement with Parent relating to discussions about a possible business relationship with a division of Parent, but those discussions did not result in any such relationship.

On April 19, 2007, representatives from the Company, including Messrs. Mullaney, Boyle, Galioglu and Tobin, met with the Chief Executive Officer of Parent. Following a general discussion about the Company’s business, technology, financial condition and operations, the Chief Executive Officer of Parent indicated an interest in further discussing an acquisition of the Company. The Company representatives requested that Parent provide them with a non-binding range of expected values it would be willing to pay for the Company as a condition to conducting further discussions and due diligence. During the next two weeks, the parties exchanged additional information, had additional discussions, including with Parent’s Chief Executive Officer, Chief Financial Officer and Executive Vice President of Global Partnerships, and conducted preliminary due diligence. Parent indicated it would be submitting to the Company a written nonbinding proposal to acquire the Company following a meeting of Parent’s board of directors on April 28, 2007 (which it did on May 1, 2007, as described below).

In late April 2007, the Company engaged outside legal counsel, Edwards Angell Palmer & Dodge LLP (“Edwards Angell”), to serve as legal advisor with respect to any strategic transaction.

On April 26, 2007, Company A submitted a revised written nonbinding proposal to acquire substantially all of the assets of the Company (excluding cash), increasing its purchase price from $10 million to $15 million in cash, plus up to an additional $2 million depending on the continuation of business from Sprint Nextel for a specified duration. This proposal contained the same conditions as the previous proposal, including the 90-day exclusivity period and the break-up fee, despite Company representatives having objected to both the duration of that period and the size of the break-up fee. The proposal also was conditioned on a June 1, 2007 closing date.

On May 1, 2007, Parent submitted a written nonbinding proposal to acquire the Company at a purchase price of between $3.70 and $4.00 per share, subject to confirmatory due diligence and the negotiation of a satisfactory definitive agreement. The proposal was structured as a merger transaction, effectuated through a tender offer directly to the Company’s shareholders at the purchase price, followed by a back-end merger for the same consideration.

The proposal included a preliminary description of Parent’s financing plans, including a letter from one of Parent’s largest investors expressing a willingness to provide substantial financing, and did not contemplate that the definitive agreement would have any financing condition for Parent. The proposal provided for a six-week exclusivity period, with no break-up fee applicable during that period, to complete due diligence and negotiate a definitive agreement.

During a telephonic meeting on May 1, 2007, the Board reviewed with Mr. Mullaney and with representatives of Argus Management and Edwards Angell the proposals of Company A and Parent. For comparison, the Board discussed an analysis prepared by Argus Management of the net proceeds that shareholders might receive in an orderly liquidation of the Company, indicating a range of net proceeds of approximately $2.26 to $4.21 per share, subject to the following qualifications. This analysis was based on assumptions and estimates regarding wind-down costs, the level of actual and contingent Company liabilities and a range of values for the Company’s assets that might be realized over time in a liquidation. The Chief Financial Officer and representatives from Argus Management cautioned that the asset sale values necessary to produce the net proceed values in the high end of the estimated range were highly speculative and were unlikely to be realized. (This orderly liquidation analysis was subsequently revised by Argus Management to reflect the Amp’d Mobile bankruptcy filing, as described below, and as revised indicated an implied range of $2.00 to $3.04 per share).

In addition, the Board discussed that in any liquidation scenario there is a high degree of uncertainty and the vast majority of liquidation proceeds would not be available for distribution to the Company’s shareholders until the settlement of all outstanding and threatened litigation and the culmination of a lengthy liquidation process.

The Board discussed the structure of Company A’s proposal and how it impacted the net value to the Company’s shareholders. A shareholder distribution as part of a liquidation of the Company would be the most likely means for shareholders to receive the net proceeds, given the structure of Company A’s proposal as an asset purchase transaction. After the sale of substantially all of the assets of the Company, the Company would need to continue to operate for a period of time to sell its remaining assets and would need to retain sufficient cash to satisfy its liabilities, actual and contingent.

Subject to the foregoing, the Company estimated shareholders might receive $3.25 to $3.50 per share in a distribution of the proceeds of the proposed sale of substantially all of the Company’s assets to Company A. This range was expected to be further reduced as a representative from Company A had verbally advised Mr. Mullaney that if the proposed transaction was not closed by June 1, 2007 it would result in the reduction of the purchase price by approximately $1 million per month. The Board determined that a closing date by June 1, 2007, which was less than 30 days away, was not practicable given that such a transaction would require shareholder approval at a special meeting of shareholders and compliance with Massachusetts law and federal securities laws (including SEC proxy rules). Furthermore, the Board viewed the complexity and infrequency of the sale of a public company through an asset purchase transaction (rather than a stock or merger transaction) as increasing the risk of the deal not being completed in a timely manner (if at all).

The Board discussed the length of the exclusivity period, the size of the break-up fee and the opportunity to realize potentially significantly greater value for shareholders through continued strategic discussions with Parent. Mr. Mullaney stated his belief, based on extensive discussions with Company A, that the terms of Company A’s proposal were final and that if the Company did not accept them it was likely Company A would not engage in any further acquisition discussions with the Company.

Based on the foregoing and the terms of Parent’s proposal discussed below, the Board concluded that Parent’s proposal was superior to Company A’s proposal and that the Company should discontinue discussions with Company A, and the Board directed Mr. Mullaney to notify Company A of that determination.

With respect to Parent’s proposal, the Board compared the proposed range of $3.70 to $4.00 to the Company’s current trading price, which on April 30, 2007 had a closing price of $1.89 per share. The Board discussed with management its view that, after the Company completes its restatement and becomes current in its public reports that the Company’s stock price would likely trade between the cash value per share and the tangible book value per share ($3.05 and $3.55 per share, respectively). The Board noted that the proposed purchase price range of $3.70 to $4.00 per share compared well to the estimated net values represented by Company A’s proposal ($3.25 to $3.50 per share) and the net values ($2.26 to $4.21 per share) discussed in the orderly liquidation analysis, particularly given the highly speculative nature of the assumptions underlying the high end of the liquidation analysis.

The Board discussed how the structure of Parent’s proposal as a merger transaction maximized shareholder value because it would enable the entire Company (including all its liabilities, contingent and otherwise) to be sold in a single sales process, which would deliver sale proceeds to the shareholders quickly. The Board discussed the inherent difficulties of maximizing value for shareholders through a liquidation and the uncertainties of that process. The difficulties discussed included the attendant costs of a liquidation of the Company, which would reduce the net proceeds distributable to shareholders, and the long delay shareholders would likely experience before receipt of the consideration, during which time adverse developments could further reduce the consideration.

The Board discussed the value that the Company brings to Parent’s business, including an established business in the United States and a pre-existing license arrangement with Freedom Wireless, and requested that Mr. Mullaney attempt to negotiate a higher price range in the proposal to reflect those benefits. Based on subsequent discussions regarding this matter, Parent re-submitted its proposal on May 1, 2007 to increase the proposed purchase price range to $3.80 to $4.10 per share. Based on the foregoing, the Board authorized management to proceed with negotiations of a definitive agreement.

On May 1, 2007, the Company entered into a letter agreement providing for a 45-day exclusivity period with Parent.

From May 8, 2007 through May 10, 2007, representatives from Parent and its financial advisor, Friedman, Billings, Ramsey and Co., Inc., met with members of the Company’s management to perform preliminary business and financial due diligence on the Company. Legal and accounting due diligence on the Company commenced in early May 2007.

On June 1, 2007, Amp’d Mobile, Inc. (“Amp’d Mobile”), a significant customer of the Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Prior to this filing, the Company’s management had internally forecasted revenues from Amp’d Mobile to contribute 10.3% and 25.8% of the Company’s total revenues in 2008 and 2009, respectively. Following the Amp’d Mobile bankruptcy filing, the Company provided Parent with updated projections assuming that a substantial portion of the revenues expected to be received by the Company from Amp’d Mobile would not be realized, and Parent conducted additional due diligence.

At a regularly scheduled meeting on June 6, 2007, the Board discussed valuation ranges for the Company. Participating in the meeting were representatives of management, Argus Management and the financial consulting firm that the independent directors had engaged. These discussions included a valuation range of $3.55 to $3.97 per share, which was derived using a discounted cash flow methodology based on management’s financial projections for fiscal years 2007 through 2010, and a valuation range of $2.69 to $5.33 per share, which was derived using a comparable company methodology. These ranges did not reflect the effect of the Amp’d Mobile bankruptcy on the Company’s revenues. The Board discussed the significant negative effect of that development and the need to prepare an updated valuation of the Company, which is described below. The Board also discussed the inherent limitations of using any valuation method that extrapolated a Company value based on a comparison with other companies, given that the Company’s ongoing business prospects were significantly threatened.

On June 13, 2007, a representative of Parent contacted Mr. Mullaney and informed him that, based on the Amp’d Mobile bankruptcy, Parent was no longer willing to pursue a transaction within the previous range of $3.80 to $4.10 per share. Parent proposed a revised purchase price of $3.40 per share. Based on subsequent discussions between Parent and the Company, Parent revised its proposed valuation upwards to $3.60 per share.

During a telephonic meeting on June 16, 2007, the Board discussed with Mr. Mullaney and representatives from Edwards Angell the status of the transaction and the revised purchase price.

On June 18, 2007, Parent’s legal advisor, the law firm of Latham & Watkins LLP, provided an initial draft of the Merger Agreement to the Company and Edwards Angell. During the next several weeks, the parties negotiated the terms of the merger agreement and the related documents and exchanged revised drafts.

On June 21, 2007, Parent delivered a letter to the Company confirming its nonbinding proposal to acquire the Company in a tender offer transaction at a price of $3.60 per share in cash. The parties also agreed to extend the exclusivity period to July 9, 2007.

On June 26, 2007, the Company engaged Mirus Securities, Inc. (“Mirus”) to provide a fairness opinion regarding the proposed merger transaction with Parent. Prior to that date, Mirus had not provided any financial advisory or other services for the Company.

During a telephonic meeting on July 2, 2007, the Board discussed the remaining open items in the negotiations and the process for finalizing the merger agreement.

At an in-person meeting on July 9, 2007 at the offices of Edwards Angell (with some directors participating by telephone), the Board considered the proposed sale to Parent. A representative from Edwards Angell reviewed the fiduciary duties of the directors. Director Boyle and Mr. Mullaney provided an overview of the Board’s efforts to maximize shareholder value over the past several years. Mr. Mullaney and representatives of Edwards Angell reviewed with the Board the terms of the proposed merger agreement and the negotiations with Parent over the previous weeks. The Board discussed a revised valuation of the Company in light of the Amp’d Mobile bankruptcy, which valued the Company between $3.13 to $3.56 per share using a discounted cash flow methodology based on management’s financial projections for fiscal years 2007 through 2010. These projections included significant revenues from the introduction of new and unproven technologies. The Board discussed this valuation range and the underlying assumptions, including the significant uncertainty of the aforementioned revenue sources., with management and representatives of the financial consulting firm engaged by the independent directors.

Thereafter, representatives from Mirus reviewed its financial analysis relating to the $3.60 purchase price. At this time, Mirus rendered to the Board its opinion, subsequently confirmed in writing, that as of July 9, 2007, based upon and subject to the various considerations set forth in the opinion, $3.60 per common share is fair from a financial point of view to the holders of such shares.

The Board further discussed the terms of the proposed merger agreement and asked various questions of the representatives of Mirus and Edwards Angell. The directors discussed the Company’s current performance and its long-term prospects, especially in light of the significant reduction in business expected from the two customers (Sprint Nextel and Amp’d Mobile) currently generating substantially all of the Company’s revenues. In addition, the Board discussed in detail the considerations described under the caption “Reasons for the Recommendation” of Item 4 of this Statement. Prior to voting on the transaction, the Board requested that confirmatory information regarding the financing arrangements of Parent be obtained and presented to the Board at a subsequent meeting to occur the next day. As a result, on July 9, 2007, Parent and the Company extended the exclusivity period to July 12, 2007.

During a telephonic meeting on July 10, 2007, the Board reviewed additional information regarding the financing arrangements of Parent, including additional due diligence with respect to the Parent’s commercial lender. At the conclusion of the meeting, the Board unanimously determined that the merger with Parent is advisable, fair to, and in the best interest of, the Company and its shareholders, adopted the Merger Agreement and made the other determinations and recommendations referred to under “Recommendation in Item 4 of this Statement.”

Early in the morning (Eastern Daylight Time) on July 11, 2007, the parties reached agreement on the final terms of the Merger Agreement and related documents, executed the Merger Agreement, and issued a press release announcing the transaction.

On July 20, 2007, Amp’d Mobile filed a motion with the Bankruptcy Court seeking authority to sell substantially all of its assets pursuant to Section 363 of the U.S. Bankruptcy Code.

Reasons for the Recommendation

In reaching its determination to approve the Merger Agreement and recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer, each of which the Board believed supported its determination:

•

the Company’s process, which began in mid-2005, to find a buyer of the Company or its business with the assistance of an investment banking firm through a targeted approach to numerous potential strategic and financial buyers, which resulted in several indicators of market value from third parties, including bids at specific prices;

•

the risks associated with remaining independent, including the shift over the last several years of the limited number of first-tier telecom carriers to greatly favor the multi-billion dollar service providers for the provision of strategic services; the legal costs and expenses associated with the ongoing governmental investigations and private party lawsuits relating to the Company’s historical stock option accounting practices and certain other accounting practices; continued investor uncertainty; the lack of a definitive date for the Company regaining current filer status with the SEC; the currently stayed Nasdaq delisting order; and the potential for material fines or judgments against the Company;

•

the Company’s dependence on a few customers for substantially all of its future forecasted revenues, including Sprint Nextel Corporation, which is in the process of migrating business away from the Company to a competitor’s platform, and Amp’d Mobile, which had recently filed for bankruptcy;

•	the risks inherent in rebuilding the Company’s revenue stream through new and unproven product introductions and/or acquisitions;

•

the current and historical market prices of the Shares, and the fact that the $3.60 per Share consideration represents a premium of 112% over the average closing share price for the 30 trading days prior to the announcement of the Merger Agreement and the Offer on July 11, 2007 and a premium of 81% over the closing share price on the day immediately prior to the announcement;

•

the Mirus opinion received by the Board, dated July 9, 2007, as to the fairness, from a financial point of view as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations set forth in the opinion, of the $3.60 per common share cash consideration to be received in the Offer and the Merger, taken together, by holders of common shares (other than Parent, Purchaser, and their respective affiliates);

•

management’s valuation of the Company’s business, with the assistance of a valuation analysis conducted by an independent financial advisor, which showed a significant reduction in the value of the Company’s business due to the Amp’d Mobile bankruptcy filing and uncertainty regarding the creation of new revenue through the introduction of new product ideas;

•

the risk of additional litigation resulting from the stock option and accounting problems that required the restatement of certain previously issued financial statements, and the potential impact of this litigation on the Company’s results of operations and financial condition;

•	the compliance costs for a public company and the substantial burden of such costs on a Company with revenue under $100 million;

•

that the transaction is structured as a cash tender offer, which can be completed, and cash consideration paid to the Company’s shareholders, on a shorter timetable than would have been the case with a one-step merger or an asset sale followed by a lengthy liquidation process, both of which would require approval by the Company’s shareholders at a special meeting, and which eliminates any uncertainties in valuing the consideration to be received by the Company’s shareholders;

•

the likelihood that the Offer and Merger will be completed given Parent’s and Purchaser’s committed financing from a reputable source, the fact that Parent and Purchaser’s obligations under the Offer are not subject to any financing conditions, and the significant time and financial resources Parent has already committed to the Offer and the Merger;

•

the provisions in the Merger Agreement that provide for the ability of the Board (subject to related terms and conditions) to respond to an unsolicited acquisition proposal that the Board determines in good faith (after discussions with its outside counsel and financial advisor) is, or could reasonably be expected to result in, a superior proposal, and determines in good faith (after discussions with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties;

•

the fees payable by the Company to Parent in the event the Company terminates the Merger Agreement in favor of a superior offer of $1.97 million, plus the reimbursement of Parent’s actual expenses up to $1.25 million (such fees and reimbursement, in the aggregate, up to $0.18 per share), which were not viewed by the Board as a significant obstacle to a third-party strategic buyer making a competing offer for the Company, and were deemed reasonable in light of the transaction size and the extensive due diligence conducted by Parent with respect to the pending restatement, pending litigation and the Amp’d Mobile bankruptcy;

•

the fees payable by Parent to the Company in the event Parent or the Company terminate the Merger Agreement of $1.97 million under certain specified circumstances (which constitute the sole and exclusive remedy of the Company against Parent or Purchaser or any of their directors, officers, employees, agents or other related parties in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement);

•

Parent and Purchaser’s agreement under the Merger Agreement to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer to provide for successive periods of up to ten business days each (until October 23, 2007) if all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived as of any then-scheduled expiration date; or

•

the fact that the shareholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the MBCA, whether or not a shareholder vote is required to approve the Merger.

The Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the Offer, including the following:

•

the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a Company Material Adverse Effect, as defined by the Merger Agreement, that develops with the Company’s business, results of operations or financial condition, if the level of cash is below a specified value at the Closing and under other specified conditions;

•

the risk that the Minimum Condition, which would permit Parent to effectuate a short-form merger under Massachusetts law, is not satisfied and that Parent either abandons its efforts to acquire the Company or opts to purchase a majority of the Shares and holds a shareholder meeting to approve the Merger, in which case the Company may be required to file its restated financial statements with the SEC. This process would greatly extend the time period over which the acquisition would take place and result in customer and employee uncertainty;

•

the all cash offer for the Shares which prevents existing shareholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company, including any appreciation from the Company’s new product ideas, which are unproven and have not generated any revenue to date but which could be significant revenue contributors in 2008 and beyond;

•

that under the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions relating to the conduct of its business without the prior consent of Parent;

•

the risk that Parent, a relatively small company based and publicly-listed in India, is unable to complete the transaction for any reason. This transaction represents Parent’s largest acquisition to date and a material negative development regarding Parent’s existing business could jeopardize completion of the Offer or the Merger;

•

the risk that Parent accepts a majority of the Shares in the Offer but is unable for any reason to effectuate the Merger, thereby leaving the remaining Company shareholders as minority shareholders in a foreign-owned company; and

•	the all-cash consideration in the transaction would be taxable to the Company’s shareholders that are U.S. persons for U.S. federal income tax purposes.

After careful consideration by the Board, the Board unanimously adopted and declared advisable the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the holders of the Shares and fair to and in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that shareholders tender their Shares in the Offer, and, if shareholder approval is required to approve the Merger under the Merger Agreement, approve the Merger Agreement and the Merger.

(c) Intent to Tender

To the best of the Company’s knowledge, all of the Company’s directors and executive officers intend to tender in the Offer all Shares of record or beneficially owned by such persons. Certain directors and executive officers have entered into the Tender and Support Agreement, described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreement.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Mirus was retained by the Board to provide an opinion to the Board with respect to the consideration provided for in the Offer and the Merger. The Company has agreed to pay Mirus $300,000 for its services,

$100,000 of which was payable upon engagement and $200,000 of which was payable upon delivery of Mirus’ draft opinion regardless of the conclusion reached in the opinion. The Company also has agreed to reimburse Mirus for its reasonable expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Mirus and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In addition, the Company deposited into an interest-bearing escrow account the sum of $200,000 as a source of recovery by Mirus to satisfy reimbursement obligations of the Company and the Company’s indemnity obligations. From time to time in the ordinary course of business, Mirus and its affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent and their respective affiliates and any other entities that may be involved in the Offer and the Merger.

Except as otherwise noted in this Item 5 above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Merger Agreement, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTERESTS IN SECURITIES OF THE COMPANY.

During the past 60 days, no transactions in the Company’s Shares have been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.	ADDITIONAL INFORMATION.

(a) Massachusetts Anti-Takeover Statutes and Provisions

The Company is subject to the provisions of Chapters 110C, 110D and 110F of the Massachusetts General Laws (“MGL”). In general, these statutes prohibit a publicly held Massachusetts corporation from engaging in a business combination with an interested shareholder for a period of three years following the transaction in which the shareholder became an interested shareholder, unless (i) the board of directors gives its prior approval for the business combination or transaction which results in the shareholder becoming an interested shareholder prior to such event; (ii) the interested shareholder acquires at least 90% of the Company’s outstanding voting stock, excluding shares held by certain of the Company’s directors who also serve as officers and by certain employee stock plans, at the time it becomes an interested shareholder; or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock at a meeting of shareholders, excluding shares held by the interested shareholder.

The Massachusetts General Laws defines the term “business combination” to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is generally a person who, together with affiliates and associates, owns, or within three years, owned, 5% or more of a company’s voting stock.

The Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, thereby waiving the application of the provisions of Chapters 110C, 110D and 110F of the MGL.

(b) Appraisal Rights

Shareholders do not have appraisal rights in connection with the Offer. In addition, shareholders may not have appraisal rights in the event that the Merger takes place. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. However, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any shareholder who believes they may be entitled to appraisal rights and who wishes to preserve such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights. If the Merger is completed, holders of Shares who have tendered their Shares in the Offer or voted in favor of the Merger (if a vote of shareholders is taken) will have no appraisal rights under Massachusetts law. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA would result in the loss of any appraisal rights to which such shareholder otherwise may be entitled. In light of the complexity of Section 13.02 of the MBCA, any shareholder wishing to dissent from the Merger and exercise appraisal rights may wish to seek legal advice.

(c) Short-Form Merger Provisions

Section 11.05 of the MBCA provides that if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Parent will be able to effect the Merger without the approval of the Company’s other shareholders. However, if Purchaser is not able to acquire at least 90% of the Shares, an affirmative vote of a majority of the Shares would be required under Section 11.04 of the MBCA to effectuate the Merger.

(d) Top-Up Option

Under the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes at least 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option (the “Top-Up Option Shares”), provided that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (calculated on a fully-diluted basis). Purchaser is required to exercise the Top-Up Option so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow Parent to effect a short-form merger under the MBCA. The purchase price for the Top-Up Option Shares shall be equal to the Offer Price, which price will be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Section 11.05 of the MBCA without the approval of the Merger by the Company’s shareholders.

The summary of the Top-Up Option is contained in Section 13 of the Offer to Purchase. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

(e) Amendment to Rights Agreement

In connection with and prior to the execution and delivery of the Merger Agreement, on July 10, 2007, the Company amended the Rights Agreement (the “Rights Agreement”), dated as of September 6, 2005, between the Company and Computershare Trust Company, N.A., as rights agent, in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including to provide that (A) none of Parent, Purchaser or any of their “Affiliates” or “Associates” (each as defined in the Rights Agreement) (1) shall be a “Beneficial Owner” of or “beneficially own” (each as defined in the Rights Agreement) any securities of the Company or (2) shall be an “Acquiring Person” (as defined in the Rights Agreement) and (B) no “Stock Acquisition Date”, “Distribution Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) will occur, and the Rights (as defined in the Rights Agreement) will not separate from the Shares, in each case as a result of the approval, execution or delivery of the Merger Agreement, the commencement or consummation of the Offer or the Merger, the exercise of the Top-Up Option, or the other transactions contemplated by the Merger Agreement. The Company and the Board have taken all actions necessary to ensure that the Rights shall expire and be cancelled at the effective time of the Merger, without the payment of any money or other consideration. The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(28) hereto and is incorporated herein by reference.

(f) Regulatory Approvals

Hart-Scott Rodino Antitrust Improvements Act

Expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. The Company believes, and Purchaser has advised the Company that Purchaser believes, that the provisions of HSR Act are not applicable to the Offer and the Merger. If such provisions were applicable to the Offer, the Offer could not be consummated until the expiration of a 15-calendar day waiting period commenced by the filing of the required Notification and Report Forms with respect to the Offer, unless Parent received a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If the HSR Act were applicable to the Offer and the HSR Act waiting period under the HSR Act expired or was terminated, the consummation of the Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the waiting period under the HSR Act applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divesture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or of Parent or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Exon-Florio Amendment

Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder (the “Exon-Florio Amendment”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, notice of an acquisition by a foreign person is to be made to the Committee on Foreign Investment in the United States (“CFIUS”), which is comprised of representatives of the Departments of the Treasury, State, Commerce, Defense and Homeland Security, the Attorney General, the Director of the Office of Management and Budget, the United States Trade Representative,

the Chairman of the Council of Economic Advisors, the Director of the Office of Science and Technology Policy, the Assistant to the President for National Security Affairs and the Assistant to the President for Economic Policy, and which has been selected by the President to administer the Exon-Florio Amendment, either voluntarily by a party or parties to such proposed acquisition, merger or takeover or by any member of CFIUS.

A determination that an investigation is called for must be made within 30 days after notification of a proposed acquisition, merger or takeover is first filed with CFIUS. Any such investigation must be completed within 45 days of such determination. Any decision by the President to take action must be announced within 15 days of the completion of the investigation. Although the Exon-Florio Amendment does not require the filing of a notification (generally, unless a transaction involves an acquirer controlled by a foreign government, which is not applicable to the proposed transaction), nor does it prohibit the consummation of an acquisition, merger or takeover if notification is not made, such an acquisition, merger or takeover thereafter remains indefinitely subject to divestment should the President subsequently determine that there is credible evidence that the foreign interest exercising control might take action that threatens to impair the national security of the United States (although any decision to divest a completed but non-notified transaction must rest on facts, conditions, or circumstances existing at the conclusion of the transaction). Parent and Purchaser have notified the Company that they do not believe that the Offer or the Merger threatens to impair the national security of the United States and do not intend to notify CFIUS of the proposed transaction.

Reserve Bank of India

On July 2, 2007, the Reserve Bank of India (“RBI”) published Master Circular No.1/2007-08 (“Master Circular”), which consolidated its existing rules and instructions concerning direct investments by residents of India in foreign joint ventures and wholly-owned subsidiaries under the Foreign Exchange Management Act of 1999, (42 of 1999) (“FEMA 1999”), Notification No. GSR 757 (E) dated November 19, 2004 and FEMA Notification 120/RB-2004 dated July 7, 2004. Below is an overview of applicable provisions of the Master Circular, which is available in its entirety at: http://www.rbi.org.in/scripts/BS_ViewMasterCirculars.aspx?Id=3629&Mode=0.

Regulation 6 of the Foreign Exchange Management (Transfer or Issue of Any Foreign Security) (Amendment) Regulations, 2004 (“Foreign Security Regulations”) provides that a direct investment by an Indian company in a wholly owned subsidiary outside India is automatically permitted, provided that the total financial commitment of the Indian company in all joint ventures and wholly owned subsidiaries shall not exceed 300% of the net worth of the Indian company.

Regulation 5(b) of the Foreign Exchange Management (Guarantees) Regulations, 2000 (“Guarantees Regulations”) provides that an Indian company promoting or setting up a joint venture company or a wholly owned subsidiary outside India may give a guarantee to or on behalf of a joint venture company or wholly owned subsidiary in connection with its business, provided that such Indian company continues to comply with the terms and conditions stipulated in the Foreign Exchange Management (Transfer and Issue of Foreign Security) Regulations, 2000 for promoting or setting up such company or subsidiary.

Sub-Clause 4 to Regulation 6 of the Foreign Security Regulations provides that an Indian company may extend a loan or a guarantee to or on behalf of the wholly owned subsidiary abroad subject to certain limitations, which include that the Indian company must own equity of the wholly owned subsidiary.

The Master Circular further provides that the ceiling specified in Regulation 6 of the Foreign Security Regulations includes contributions to the capital of the foreign wholly owned subsidiary, loans granted to the wholly owned subsidiary, and 100 percent of guarantees issued to or on behalf of the wholly owned subsidiary. Such investments are also subject to the following conditions:

a) The Indian entity may extend a loan or guarantee to an overseas concern only in which it has equity participation. Indian entities may offer any form of guarantee (corporate or personal; primary or collateral;

guarantee by the promoter company; guarantee by group company, sister concern or associate company in India); provided that:

i) All financial commitments including all forms of guarantees are within the overall ceiling prescribed for overseas investment by the Indian party (i.e., currently within 300 percent of the net worth of the Indian company).

ii) No guarantee is “open ended” (i.e., the amount of the guarantee should be specified upfront), and

iii) As in the case of corporate guarantees, all guarantees are required to be reported to Reserve Bank, in RBI form ODI Part-II.

Guarantees issued by banks in India in favor of wholly owned subsidiaries outside India, would be outside the ceiling and would be subject to prudential norms issued by RBI from time to time.

b) The Indian entity should not be on the RBI’s “Exporters caution list / list of defaulters” to the banking system circulated by RBI or The Credit Information Bureau (India) Ltd or under investigation by any investigation or enforcement agency or regulatory body.

c) All transactions relating to a wholly owned subsidiary should be routed through one branch of an authorized dealer bank to be designated by the Indian company.

d) In case of partial or full acquisition of an existing foreign company, where the investment is more than $5,000,000.00, valuation of the shares of the company shall be made by a “Category I” merchant banker registered with the Securities and Exchange Board of India or an investment banker or merchant banker outside India registered with the appropriate regulatory authority in the host country.

For the purpose of the Foreign Exchange Management Regulations, “Direct Investment Outside India” means investment by way of contribution to the capital or subscription to the memorandum of association of a foreign entity or by way of purchase of existing shares of a foreign entity either by market purchase or private placement or through a stock exchange, and “Financial Commitment” means the amount of direct investment by way of contribution to equity and loan and 100 percent of the amount of guarantees issued by the Indian company to or on behalf of its overseas joint venture company or wholly owned subsidiary.

Accordingly, “financial commitment” for overseas investment by Parent would include direct investment by way of contribution to equity, loan and the total amount of guarantees.

Parent has advised the Company that Parent is within the limits of the 300% of the net worth of the company for its investments and guarantees including its guarantees for the borrowings for the acquisition of the Company pursuant to the Offer, the Merger and the transactions contemplated by the Merger Agreement, and so, pursuant to the foregoing regulations. the investments in and guarantees on behalf of Purchaser in connection therewith would automatically be granted.

(g) Certain Preliminary Financial Statements

In connection with the due diligence review of the Company by Parent, the Company provided to Parent certain non-public preliminary financial statements, including (i) preliminary unaudited consolidated balance sheets and related statements of income of the Company and its consolidated subsidiaries as of and for the fiscal year ended December 31, 2006, and the fiscal quarters ended June 30, September 30 and December 31, 2006, and March 31, 2007 and (ii) preliminary unaudited statements of cash flows of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2006 and the fiscal quarter ended March 31, 2007. These preliminary financial statements are set forth below.

The preliminary financial statements were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. The preliminary financial statements do not comply with United States generally accepted accounting principles (“GAAP”). The summary of these preliminary financial statements is not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these preliminary financial statements were made available by the Company to Parent.

The preliminary statements do not include any information or notes required to be included in interim financial statements, and in the case of the quarterly preliminary statements are subject to normal year-end adjustments. The review of the preliminary statements by the Company’s independent accounting firm as required by Statement on Auditing Standards No. 100 has not been completed. In addition, information described in Item 303 or Item 305 of SEC Regulation S-K with respect to quarterly periods to the extent such information would otherwise be required to be filed in a Quarterly Report on Form 10-Q has not been included. Furthermore, the preliminary statements are subject to the effects of certain Restatement and Related Matters (defined below) and are subject to other matters that may arise in the course of the Company’s accounting review. The preliminary statements have not been audited and are therefore subject to revision, which might be material. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information below.

“Restatement and Related Matters” refers to any event, circumstance, development, change or effect (including (x) litigation, suit, claims, actions, proceedings, hearings, petitions, grievances, complaints or investigations, whether civil, criminal, administrative or investigative, pending or threatened against the Company in front of any governmental entity or the NASDAQ or (y) civil or criminal sanctions or penalties against the Company resulting from any such action described in (x) above, including any delisting from the NASDAQ) resulting from any of the following: (A) the Company’s historical stock-based compensation practices, but only to the extent such event, circumstance, development, change or effect both (1) resulted from (x) the failure of the Company’s related compensation, tax, disclosure, accounting and grant practices to comply with GAAP, the Company’s benefits plans under which the Company may grant equity or equity-based compensation awards or applicable law, or (y) matters concerning selecting, documenting and disclosing, and the accounting for and recording of, stock option grant and measurement dates, stock option expenses, and other items related thereto and (2) is consistent with and is not materially more adverse to the Company and its subsidiaries than the disclosure contained in (x) the Company’s public statements and its filings with and submissions and statements to the SEC related to historical stock based compensation practices that were provided to Parent prior to the date of the Merger Agreement or (y) the information provided to Parent or its affiliates and representatives prior to the date hereof and identified in the Company’s disclosure schedule to the Merger Agreement, (B) adjustments to the Company’s historical financial statements for the periods and in the amounts disclosed in the Company’s disclosure schedule to the Merger Agreement; (C) to the extent directly resulting from the matters referred to in the immediately foregoing clauses (A) or (B) (and only to such extent): (x) the Company’s pending restatement of its historical audited consolidated financial statements contained in its Annual Reports on Form 10-K for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 or the Company’s pending restatement of its historical unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, or (y) the Company’s failure to file in a timely manner its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2006 and March 31, 2007, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The preliminary financial statements do not contain all of the disclosures that would otherwise be required under GAAP. The tax accrual is preliminary and will change. The timing of the general and administrative —legal charges may change. In addition, the amounts in the preliminary financial statements are based on a preliminary close and will change.

None of the Company, Purchaser, Parent or their respective affiliates, advisors or representatives can give you any assurance that the final financial statements will not differ from these preliminary financial statements. None of the Company, Purchaser, Parent or their respective affiliates or any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

Preliminary 2006 and First Quarter 2007 Unaudited Financial Information

Statement of Operations*

	2Q06	3Q06	4Q06	Fiscal 2006	1Q07
	(Dollars in Millions)
Revenues	$22.6	$19.6	$20.1	$87.8	$19.7

Expenses:
Cost of revenues**	13.1	17.7	15.5	59.2	14.9
Engineering, research and development	1.9	1.5	1.5	6.8	1.6
Sales and marketing	3.3	2.6	2.2	11.3	2.0
General and administrative	3.0	3.4	7.0	16.5	2.5
General and administrative—stock options (1)	—	—	(0.6)	0.7	—
General and administrative—legal charges (2)	1.7	—	0.2	3.1	—
General and administrative—restatement expenses	0.5	1.8	2.4	4.7	3.0
Loss from litigation	(20.8)	—	—	(20.8)	—
Impairment of goodwill	—	4.9	—	4.9	—
Depreciation and amortization	3.6	6.1	3.4	17.3	3.3

Operating expenses	6.3	38.0	31.6	103.7	27.3

Operating income (loss)	16.3	(18.4)	(11.5)	(15.9)	(7.6)
Interest income	1.2	0.6	0.2	2.7	0.6
Other income (loss)	(0.1)	—	0.2	—	4.7

Income (loss) before income taxes	17.4	(17.8)	(11.1)	(13.2)	(2.3)
Provision (benefit) for income taxes	(8.1)	—	—	(8.1)	—

Net income (loss)	$25.5	$(17.8)	$(11.1)	$(5.1)	$(2.3)

Basic Net Income Per Share
Net Income (loss)	$1.43	$(1.00)	$(0.63)	$(0.29)	$(0.13)
Weighted average common shares outstanding	17,867	17,868	17,645	17,789	17,874
Diluted Net Income Per Share
Net Income (loss)	$1.42	$(1.00)	$(0.63)	$(0.29)	$(0.13)
Weighted average common shares outstanding	17,918	17,868	17,645	17,789	17,874

(1)	This is the preliminary charge for compensation expense, payroll taxes, penalties and interest for the restatement of the Company’s historical stock option granting practices and related accounting restatement (neither of which have been completed) and is subject to change.
(2)	The timing of the general and administrative—legal charges may change.

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.
**	Exclusive of depreciation and amortization, which is shown separately.

Balance Sheet*

	6/30/06	9/30/06	12/31/06	3/31/07
	(Dollars in Millions)
ASSETS
Cash and short-term investments	$38.7	$22.2	$25.9	$47.2
Restricted cash	42.6	0.3	0.1	0.1
Accounts receivables, net	11.8	14.8	10.8	10.3
Tax refund receivable	9.4	8.3	8.5	8.5
Prepaid expenses and other assets	3.4	11.5	13.8	13.9

Total current assets	105.9	57.1	59.1	80.0
Property and equipment, net	35.5	19.8	17.4	14.6
Asset held for sale	—	12.1	12.1	—
Goodwill and intangible assets	6.1	—	—	—
Other assets	9.5	9.3	0.5	0.4

Total Assets	$157.0	$98.3	$89.1	$95.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$9.5	$9.6	$11.5	$9.8
Freedom loss contingency	42.7	—	—	—
Deferred/unearned revenue	3.8	5.1	4.9	16.1
Payroll liability due to stock options	2.9	2.9	2.3	2.3
Accrued pension liability	—	—	1.3	4.5
Contingent payment from litigation	—	0.2	0.4	0.6

Total current liabilities	58.9	17.8	20.4	33.3
Accrued pension liability	5.0	5.3	4.5	—
Contingent payment from litigation	0.8	0.6	0.4	0.2

Total Liabilities	64.7	23.7	25.3	33.5
Total Shareholders’ Equity	92.3	74.6	63.8	61.5

Total Liabilities and Shareholders’ Equity	$157.0	$98.3	$89.1	$95.0

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.

Cash Flow Statement*

	2Q06	3Q06	4Q06	Fiscal 2006	1Q07
	(Dollars in Millions)
OPERATING ACTIVITIES
Net income (loss)	$25.5	$(17.8)	$(11.1)	$(5.1)	$(2.3)
Adjustments to reconcile net income to net cash used in operations:
Depreciation and amortization	3.6	6.1	3.4	17.3	3.3
Impairment of long-term assets and goodwill	—	4.9	—	4.9	—
Gain on sale of building	—	—	—	—	(4.7)
Recognized net prior service costs	—	—	1.7	1.7	—
Deferred income taxes	(8.1)	—	—	(8.1)	—
Stock compensation expense	—	—	—	1.3	—
Changes in operating assets and liabilities
Accounts receivable, net	10.8	(3.0)	4.0	4.2	0.5
Prepaid expenses and other assets	0.8	(8.1)	4.9	(3.2)	0.4
Loss from litigation	(20.8)	(42.7)	—	(63.5)	—
Accounts payable and accrued expenses	(0.4)	0.1	1.9	(2.0)	(1.7)
Deferred revenue/unearned revenue	(0.6)	1.3	(0.2)	0.5	11.2
Income taxes receivable/payable	0.9	1.1	(0.2)	—	—
Other	0.6	0.6	—	1.8	(1.3)

Net cash provided by (used in) operations	12.3	(57.5)	4.4	(50.2)	5.4

INVESTING ACTIVITIES
Restricted cash	(0.5)	42.3	0.2	41.5	—
Purchases of long term investments	(1.5)	—	—	(1.5)	—
Repayment of notes receivable	1.5	—	—	1.5	—
Proceeds from the sale of building	—	—	—	—	16.4
Purchase of property and equipment	(1.3)	(1.3)	(0.9)	(4.7)	(0.5)

Net cash used in investing activities	(1.8)	41.0	(0.7)	36.8	15.9

FINANCING ACTIVITIES
Proceeds from employee stock purchase plan	—	—	—	0.2	—

Net cash provided by financing activities	—	—	—	0.2	—

Increase (decrease) in cash and short-term investments	10.5	(16.5)	3.7	(13.2)	21.3
Cash and short-term investments at the beginning of period	28.2	38.7	22.2	39.1	25.9

Cash and short-term investments at the end of period	$38.7	$22.2	$25.9	$25.9	$47.2

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.

(h) Certain Revised Financial Statements

In connection with the due diligence review of the Company by Parent, the Company provided to Parent certain non-public revised financial statements, including (i) revised unaudited consolidated balance sheets and related statements of income of the Company and its consolidated subsidiaries as of and for the fiscal years ended December 31, 2005, 2004, 2003 and 2002 and the fiscal quarter ended March 31, 2006; and (ii) revised unaudited statements of cash flows of the Company and its consolidated subsidiaries for the fiscal years ended December 31, 2005 and 2004. These periods are currently the subject of the Company’s previously disclosed and continuing restatement of its historical financial statements, which is not complete, and final restated financial statements may differ from these revised financial statements. These revised financial statements are set forth below.

The revised financial statements were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. The revised financial statements do not comply with GAAP. The summary of these revised financial statements is not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these revised financial statements were made available by the Company to Parent.

The revised statements do not include any information or notes required to be included in interim financial statements, and in the case of the quarterly revised statements are subject to normal year-end adjustments. The review of the revised statements by the Company’s independent accounting firm as required by Statement on Accounting Standards No. 100 has not been completed. In addition, information described in Item 303 or Item 305 of SEC Regulation S-K with respect to quarterly periods to the extent such information would otherwise be required to be filed in a Quarterly Report on Form 10-Q has not been included. Furthermore, the revised statements are subject to the effects of the Restatement and Related Matters and are subject to other matters that may arise in the course of the Company’s accounting review. The revised statements have not been audited and are therefore subject to revision, which might be material. There can be no assurance that this information will be consistent with final audited restated information, which may vary materially from the information below.

The revised financial statements do not contain all of the disclosures that would otherwise be required under GAAP. The tax accrual is preliminary and will change. The timing of the general and administrative—legal charges may change. In addition, the amounts in the revised financial statements are based on a preliminary close and will change.

None of the Company, Purchaser, Parent or their respective affiliates, advisors or representatives can give you any assurance that the final restated financial statements will not differ from these revised financial statements. None of the Company, Purchaser, Parent or their respective affiliates or any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

Revised Historical Unaudited Financial Information

Statement of Operations*

	1Q06	2005	2004	2003	2002
	(Dollars in Millions)
Revenues	$25.5	$107.1	$112.3	$105.0	$68.6
Expenses
Cost of revenues**	12.9	43.2	40.7	39.2	30.6
Engineering, research and development	1.9	10.3	8.3	6.1	3.4
Sales and marketing	3.2	10.7	6.1	6.1	4.4
General and administrative	3.1	12.8	10.8	9.5	7.8
General and administrative—stock options (1)	1.3	(0.4)	(0.9)	2.2	2.3
General and administrative—legal charges (2)	1.2	10.3	2.9	4.0	4.3
Loss from litigation	—	64.3	—	—	—
Impairment of goodwill	—	5.4	—	—	—
Depreciation and amortization	4.2	21.3	18.0	16.6	15.2

Operating expenses	27.8	177.9	85.9	83.7	68.0

Operating income (loss)	(2.3)	(70.8)	26.4	21.3	0.6
Interest income	0.7	1.8	1.2	1.2	1.6
Other income (loss)	(0.1)	—	(0.9)	—	—

Income (loss) before income taxes	(1.7)	(69.0)	26.7	22.5	2.2
Provision (benefit) for income taxes	—	(6.5)	10.4	9.9	2.1

Net income (loss) from continuing operations	(1.7)	(62.5)	16.3	12.6	0.1
Income (loss) from discontinued operations	—	—	—	—	0.2

Net Income (loss)	$(1.7)	$(62.5)	$16.3	$12.6	$0.3

Basic Net Income Per Share
Net Income (loss)	$(0.10)	$(3.54)	$0.91	$0.70	$0.02
Weighted average common shares outstanding	17,776	17,663	17,918	17,984	17,134
Diluted Net Income Per Share
Net Income (loss)	$(0.10)	$(3.54)	$0.89	$0.68	$0.02
Weighted average common shares outstanding	17,776	17,663	18,256	18,633	17,637

(1)	This is the preliminary charge for compensation expense, payroll taxes, penalties and interest for the restatement of the Company’s historical stock option granting practices and related accounting restatement (neither of which have been completed) and is subject to change.
(2)	The timing of the general and administrative—legal charges may change.

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.
**	Exclusive of depreciation and amortization, which is shown separately

Balance Sheet*

	3/31/06	2005	2004	2003	2002
	(Dollars in Millions)
ASSETS
Cash and short-term investments	$28.2	$39.1	$77.7	$66.5	$55.1
Restricted cash	42.1	41.7	—	—	—
Accounts receivables, net	22.6	15.0	17.4	18.3	15.6
Tax refund receivable	2.2	0.3	—	—	—
Deferred Income Taxes	—	—	0.3	1.3	1.6
Prepaid expenses and other assets	4.2	3.5	3.1	2.7	2.4

Total current assets	99.3	99.6	98.5	88.8	74.7
Property and equipment, net	37.7	40.8	46.8	52.1	39.9
Goodwill and intangible assets	6.3	6.2	7.2	5.1	4.9
Other assets	9.5	9.5	6.9	1.9	0.2

Total Assets	$152.8	$156.1	$159.4	$147.9	$119.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$9.9	$13.4	$13.1	$13.8	$13.4
Freedom loss contingency	64.3	64.3	—	—	—
Deferred/unearned revenue	4.4	4.4	3.8	3.8	4.1
Payroll liability due to stock options	2.9	2.9	3.2	4.6	3.3
Income taxes payable	—	—	1.6	0.8	1.9

Total current liabilities	81.5	85.0	21.7	23.0	22.7
Accrued pension liability	4.7	4.5	3.5	0.6	—
Deferred Income taxes	—	—	7.0	7.0	3.5

Total Liabilities	86.2	89.5	32.2	30.6	26.2
Total Shareholders’ Equity	66.6	66.6	127.2	117.3	93.5

Total Liabilities and Shareholders’ Equity	$152.8	$156.1	$159.4	$147.9	$119.7

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.

Cash Flow Statement*

	1Q06	2005	2004
	(Dollars in Millions)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$(1.7)	$(62.5)	$16.3
Adjustments to reconcile net income to net cash used in operations:
Depreciation and amortization	4.2	21.3	18.0
Impairment of long-term assets and goodwill	—	5.4	—
(Gain)/loss on asset disposal	—	—	0.9
Deferred income taxes	—	(6.7)	1.0
Stock compensation expense & tax benefit from option exercises	1.3	1.6	0.5
Changes in operating assets and liabilities
Accounts receivable, net	(7.6)	2.4	0.9
Prepaid expenses and other assets	(0.8)	(0.4)	(0.4)
Loss from litigation	—	64.3	—
Accounts payable and accrued expenses	(3.6)	0.3	(0.7)
Deferred revenue/unearned revenue	—	0.6	—
Income taxes receivable/payable	(1.8)	(1.9)	0.8
Other	0.6	0.4	(1.1)

Net cash provided by operations	(9.4)	24.8	36.2

INVESTING ACTIVITIES
Acquisition of business, net of cash acquired		(6.6)	(1.4)
Restricted cash	(0.5)	(41.7)	—
Payment of earnout of acquired business	—	(0.9)	(0.4)
Purchases of long term investments	—	(1.5)	(1.7)
Investments in notes receivable	—	(0.5)	(1.0)
Proceeds from the sale of PPE	—	0.4	—
Purchase of property and equipment	(1.2)	(13.1)	(13.3)

Net cash used in investing activities	(1.7)	(63.9)	(17.8)

FINANCING ACTIVITIES
Proceeds from employee stock purchase plan and stock options	0.2	0.5	1.3
Repurchase of common stock	—	—	(8.2)

Net cash provided by (used in) financing activities	0.2	0.5	(6.9)

Net cash provided by (used in) continuing operations	(10.9)	(38.6)	11.5
Net cash used in discontinuing operations	—	—	(0.3)

Increase (decrease) in cash and short-term investments	(10.9)	(38.6)	11.2
Cash and short-term investments at the beginning of period	39.1	77.7	66.5

Cash and short-term investments at the end of period	$28.2	$39.1	$77.7

*	These statements are preliminary and unaudited and subject to the qualifications set forth above.

(i) Certain Projections

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Parent, the Company provided to Parent non-public internal financial forecasts regarding its anticipated future operations for the 2008, 2009 and 2010 fiscal years. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with GAAP. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the factors set forth below under “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.”

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, Parent or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Parent or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Parent, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The Initial Company Management Projections set forth below assume approximately $5.7 million, $13.4 million and $14.7 million of revenue and associated costs in 2008, 2009 and 2010, respectively, relating to the Company’s services contract with Amp’d Mobile. Subsequent to the Company providing these projections to Parent, Amp’d Mobile filed on June 1, 2006 a petition for relief under the United States bankruptcy laws. The Revised Company Management Projections were provided to Parent after the initial Amp’d Mobile bankruptcy filing and assume that a substantial portion of the revenues due to the Company under its contract with Amp’d Mobile will not be recognized. These revised projections set forth below were provided prior to the motion Amp’d Mobile filed with the U.S. Bankruptcy Court on July 20, 2007 seeking authority to sell substantially all of its assets pursuant to Section 363 of the Bankruptcy Code (as described below in Item 8(j) of this Statement), and have not been updated to reflect the impact of this development or any other developments relating to the Company’s business. In addition, these revised projections assume the recognition of revenues from a new product that has not been completed, has not generated any revenues to date, and for which future revenues are substantially uncertain. These revised projections also assume cost savings that the Company may not be able to successfully implement.

Initial Company Management Projections—Pre-Amp’d Mobile Bankruptcy Filing*

	2008	2009	2010
	(Dollars in Thousands)
Revenue	$55,288	$51,938	$59,933
Cost of revenue	15,338	16,696	18,032

Gross margin	39,950	35,242	41,901
	72.3%	67.9%	69.9%
Operating expenses	29,550	29,922	32,048

EBITDA	$10,400	$5,320	$9,853

*	These initial projections are subject to the qualifications discussed above.

Revised Company Management Projection—Post-Amp’d Mobile Initial Bankruptcy Filing*

	2008	2009	2010
	(Dollars in Thousands)
Revenue	$39,400	$49,800	$56,500
Cost of revenue	10,900	13,080	15,696

Gross margin	28,500	36,720	40,804
	72.3%	73.7%	72.2%
Operating expenses	22,050	26,460	30,429

EBITDA	$6,450	$10,260	$10,375

*	These revised projections are subject to the qualifications discussed above and do not include the effects on the Company of any developments in the Amp’d Mobile bankruptcy occurring after June 1, 2007, including the scheduled sale of substantially all of Amp’d Mobile’s assets in a bankruptcy proceeding.

(j) Certain Litigation

Shareholder Litigation

Shareholder Derivative Action

On February 22, 2007, a shareholder derivative lawsuit was filed in the United States District Court for the District of Massachusetts by an individual identifying himself as a shareholder of the Company, purporting to act on behalf of the Company, against certain current and former officers and directors for alleged breaches of fiduciary duties and violations of securities laws with respect to the Company’s historic stock option granting practices. The independent Special Litigation Committee of the Board made an independent review of the allegations raised by this lawsuit and made findings. The Company’s time to answer the complaint has been extended pending discussions with counsel for the plaintiff on possible resolution of the claims and demands in the complaint in accordance with the findings of the Special Litigation Committee.

Shareholder Class Actions

On July 12, 2007 two separate but substantially similar complaints were filed in the Middlesex County Superior Court in the Commonwealth of Massachusetts purporting to assert claims on behalf of a class of shareholders of the Company, and naming as defendants the Company, its directors, Parent and Purchaser. The complaints allege that the Company’s directors breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement and seek relief including, among other things, a judicial declaration that the Merger Agreement is unenforceable, injunctive relief prohibiting the defendants from closing the Offer and the Merger and the imposition of a constructive trust in favor of the putative class upon any benefits improperly received by the defendants, as well as attorneys fees and other miscellaneous costs. The Company has yet to receive service of process with respect to these complaints.

The Company believes these complaints lack merit and intends to defend this litigation vigorously. The Company does not intend to file further Current Reports on Form 8-K describing additional lawsuits, if any, that are shareholder derivative actions or that purport to be securities class actions, in either federal or state court, which are based on allegations substantially similar to those described above.

Other Litigation

Amp’d Mobile, Inc.

As previously disclosed, Amp’d Mobile, a significant customer of the Company, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in the District of Delaware (“Bankruptcy Court”). On July 19, 2007 the Company was informed by Amp’d Mobile that it has been unsuccessful in obtaining debtor-in-possession financing. On July 20, 2007, Amp’d Mobile filed a motion with the Bankruptcy Court seeking authority to sell substantially all of its assets pursuant to Section 363 of the U.S. Bankruptcy Code. The Company cannot predict the outcome of any sale efforts by Amp’d Mobile or the impact such a sale, if any, would have on the Company. However, a significant reduction or wind down of Amp’d Mobile business operations would have a material adverse effect on the Company’s results of operations and financial condition.

SEC Investigation of Stock Option Grant Practices and Accounting Practices

The Company’s stock option grant practices are the subject of a formal investigation by the Boston office of the SEC Division of Enforcement. Following the filing of a Current Report on Form 8-K on March 1, 2007, the SEC issued an additional subpoena in the pending investigation targeting information related to the matters addressed in that Form 8-K. The Company has provided, and will continue to provide, its full cooperation to the SEC in the conduct of this investigation.

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for losses that are deemed to be probable and subject to reasonable estimate. Based on the advice of counsel to the Company in these matters, management believes that the ultimate outcome of these matters and any liabilities in excess of amounts provided will not have a material adverse impact on the Company’s consolidated financial statements taken as a whole.

(k) Opinion of Mirus Securities, Inc.

The Company engaged Mirus Securities, Inc. (“Mirus”) to provide it with a fairness opinion in connection with the Offer and the Merger. At the meeting of the Board convened on July 9, 2007, Mirus rendered its oral opinion, subsequently confirmed in writing, that as of July 9, 2007, and based on and subject to the various considerations, assumptions and limitations set forth in its opinion, $3.60 per share of common stock was fair from a financial point of view to the Company’s common shareholders.

The full text of the written opinion of Mirus, dated as of July 9, 2007, is attached to this Statement as Annex A. The opinion sets forth, among other things, the assumptions made, matters considered and limitations on the scope of the review undertaken by Mirus in rendering its opinion. We encourage you to read the entire opinion carefully. Mirus’ opinion is directed to the Board and addresses only the fairness from a financial point of view of the Offer Price as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation to any Company shareholder as to whether to tender Shares in the Offer or how to vote at the Company’s special meeting, if necessary. The summary of the opinion of Mirus set forth herein is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Mirus, among other things:

•	reviewed certain publicly available business information of the Company;

•	reviewed certain unaudited internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•

discussed the past and current operations and financial condition and the prospects of the Company with senior executives, certain members of the Board and certain current and former financial advisors of the Company;

•	reviewed the reported prices and trading activity for the common stock and other publicly available information regarding the Company;

•	compared the financial performance of the Company and the prices and trading activity of the common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed a draft of the Merger Agreement (without exhibits, schedules or ancillary documents) provided by management, and certain related documents provided by management; and

•	performed such other analyses and considered such other factors as Mirus deemed appropriate, or as directed by the Company.

Mirus specifically did not review or rely upon publicly available financial information of the Company as Mirus was advised by management that such information was not to be relied upon. In rendering its opinion, Mirus relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Mirus, discussed with or reviewed by Mirus, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Mirus, and Mirus assumed, that the financial forecasts and projections reviewed by Mirus were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management as to the future financial results and condition of the Company, and Mirus expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. With respect to the unaudited forecasts and unaudited revised historical financial statements, Mirus assumed, with the Company’s permission, that such forecasts and revised financials represent reasonable estimates and judgments of the historical and future financial results and condition of the Company, and Mirus expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Mirus assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to Mirus, and that there was no information or any facts that would make any of the information reviewed by Mirus incomplete or misleading. Mirus did not consider any aspect or implication of any agreement to which the Company is a party (other than as noted in the opinion).

Mirus further assumed that (a) all of the representations and warranties in the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, or to the extent deficient will be remedied prior to the closing of the Offer, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to Mirus, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the transactions contemplated by the Merger Agreement. Mirus also relied upon and assumed, without independent verification, that (i) the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Offer and the Merger. In addition, Mirus relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from such draft documents.

Mirus did not express any opinion as to the outstanding litigation or investigations relating to the Company. Mirus specifically relied upon and assumed, without independent verification, the statements by management that, among other things, the Company has already lost several key customers and will not be able to retain certain other key customers; the Company will suffer a significant reduction in revenue in the current fiscal year; the Company does not currently have replacement business for the lost revenue; replacing lost revenue will depend upon the Company’s ability to bring new products and services to market in the current year, and win new customer contracts; and the Company’s common stock will be delisted from the Nasdaq unless there is a favorable ruling by the Nasdaq board of directors following a review by that body in July 2007. Furthermore, Mirus relied upon and assumed, without independent verification, the statements by management that without replacement business, the Company is expected to make further reductions to personnel in order to reduce costs.

In rendering its opinion, Mirus stated that subsequent events could materially affect the conclusions set forth in the opinion. These events could include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the transactions contemplated by the Merger Agreement; and the failure to consummate the Offer and the Merger within a reasonable period of time.

Mirus was only engaged to provide the fairness opinion. As such, it was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Offer and the Merger, the assets, businesses or operations of the Company, or any alternatives to the Offer and the Merger, (b) negotiate the terms of the Offer and the Merger, or (c) advise the management, the Board or any other party with respect to the transactions contemplated by the Merger Agreement or alternatives to the Offer and the Merger. Thus, Mirus did not express any opinion as to the value of the shares, or the price or range of prices at which the shares may trade at any time.

Mirus was not asked to express, and did not express, any opinion as to any other transactions other than the Offer and the Merger, nor was Mirus asked to express, and did not express, any opinion as to the relative merits of or consideration offered in the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

Mirus performed certain material financial analyses in connection with the preparation of its opinion dated July 9, 2007. These analyses were based on information provided by the Company as well as information derived from commercial databases and publicly available sources and other sources, all as described above. For valuation purposes, Mirus employed, considered and presented to the Company’s board of directors six discrete valuation methodologies incorporating the Market Approach, Income Approach, and Asset Approach in its analysis.

Market Approach

The Market Approach uses observable market data for comparable companies and/or transactions to estimate a value for the subject company. As part of the Market Approach, Mirus considered four different perspectives on value: comparison to publicly traded companies, comparison to merger and acquisition transactions where the acquired business was similar in nature to that of the Company, historical Company trading price and several acquisition offers received by the Company during the 15 months prior to the opinion date as disclosed and described to Mirus by management.

Mirus also considered the following factors, at the Board’s request, in performing this analysis: (1) the recent loss of customers and revenue and the potential further loss of most of the Company’s revenue as a result of the Sprint Nextel migration and the Amp’d Mobile bankruptcy; (2) the Company’s current lack of replacement business for the lost revenue; (3) the Company’s diminished ability to compete with larger providers of similar products and services that has resulted, in part, from the aforementioned loss of revenues; (4) the Nasdaq order delisting the Company’s stock subject to a stay pending a review by the Nasdaq board of directors in a July 2007 meeting; and, (5) the potential adverse impact of litigation that may result from investigation(s) of the Company’s practices concerning the granting of stock options and/or the treatment of R&D expenses.

Analysis of Selected Comparable Publicly Traded Companies

Based on information on the Company’s competitors and product offerings provided by management, Mirus developed a list of publicly traded companies with product offerings and business models similar to the Company. The selected companies were:

Comparable Companies

Company Name	Ticker
Amdocs Ltd.	NYSE:DOX
Convergys Corp.	NYSE:CVG
Evolving Systems Inc.	NasdaqSC:EVOL
Intec Telecom Systems plc	LSE:ITL
MIND C.T.I., Ltd.	NasdaqNM:MNDO
Syniverse Holdings Inc.	NYSE:SVR
Tecnomen Corp.	HLSE:TEM1V

Selected Multiple Range

Ent. Value / LTM Revenue
Min	0.7
Median	1.5
Max	3.3

None of the selected comparable companies is identical to the Company’s business. Each of the companies in the sample differed materially from the Company in terms of either size, growth rate, breadth of product offering, profitability, analyst coverage, and/or other factors.

Using publicly available information including operating results and share values, Mirus determined an equity value for each of these companies based on their respective closing share prices as of July 3, 2007. Using these equity values, Mirus calculated an enterprise value for each company by adding to these equity values the amount of each company’s net debt. For each of the companies, Mirus determined the ratio of enterprise value to the revenues for the most recent trailing twelve month period for each company, which resulted in enterprise value to revenue ratios ranging from 0.7x to 3.3x. As the Company was not generating positive earnings before interest, taxes, depreciation and amortization (EBITDA) on a trailing twelve month basis at the time of the analysis, no valuation metric relative to earnings was considered for comparative purposes.

Mirus applied the range of revenue multiples to management’s pro-forma normalized annual revenues for the Company of $27.9 million (the “normalized revenue”) to determine the range of implied enterprise values. The corresponding implied equity values were calculated by adding net cash of $46.1 million to the implied enterprise values. In order to make a more meaningful comparison to the value of the shares, Mirus then applied certain premiums and discounts to these values based upon information provided by Company management, board members and financial advisers concerning (a) the Company’s size as a significant factor in the loss of customers and revenue and (b) the significant potential that the shares may be delisted. These computations included (i) a control premium of 30.00%, compensating for the fact that publicly traded shares are valued based on a minority position whereas the Offer and the Merger contemplate the acquisition of a controlling position in the shares; (ii) a discount of 5.20% for size relative to the companies in the sample; and, (iii) a discount of 10.75% for the potential marketability impact of delisting from the Nasdaq (assuming a 50% probability of delisting, as of July 9, 2007).

The resulting equity values were divided by the total number of shares (in all instances, Mirus used 17.9 million as the “total” shares of the Company, based on information provided by Management) to derive an implied value per share ranging from $4.04 to $8.51, as was noted in Mirus’ presentation to the Board. Mirus noted to the Board that based on the fact that the Shares are publicly traded, it is reasonable and appropriate to include this analysis in the formulation of its opinion. However, Mirus also noted that due to the material differences between the operations and prospects of the Company and those of its publicly-traded peers, the analysis of public comparable companies was not given undue weight and was considered in the context of other valuation methodologies employed, as described below, to arrive at a blended implied value range.

Analysis of Selected Comparable Acquisitions

Based on information on the Company’s competitors and product offerings provided by management, Mirus developed a list of acquisitions involving targets with product offerings and business models similar to the Company. The selected transactions were:

M & A Transactions

Target Company	Buyer
MobilEyes AB	HiQ International AB (OM:HIQ)
Notify Technology Corp. (OTCBB:NTFY)	21X Investments, LLC
LHS AG	LM Ericsson Telephone Co.
Syndesis Limited	Subex Azure Ltd.
SwapCom	Sicap AGA
EUR Systems, Inc.	Intec Telecom Systems plc
Netwise AB	LM Ericsson Telephone Co. (OM:ERIC B)
NetCentrex, S.A.	Comverse Technology Inc. (OTCPK:CMVT)
724 Solutions Inc.	Austin Ventures, L.P.
EastWind Company	SITRONICS Telecom Solutions
Ferma SA	Eservglobal Ltd.
BSG Clearing Solutions GmbH	Billing Services Group Limited

Selected Multiple Range

Value / Prior Yr. Rev.
Min	0.4
Median	1.9
Max	4.3

As in the case with the publicly traded comparables, none of the target companies in the selected transactions was identical to the Company’s business. Each of the targets in the sample differed from the Company in terms of size, growth rate, breadth of product offering, profitability or other factors, and the transactions reviewed were announced during the two-year period prior to July 2007, during which time a variety of factors including industry and regulatory trends, market pricing, and other factors may have had a material impact on the transaction values.

Using commercial databases and publicly available information for valuation, Mirus determined the ratio of implied enterprise value to revenues for of each of the selected transactions, which resulted in a range of 0.4x to 4.3x.

Mirus applied the range of revenue multiples to the normalized revenue for the Company to determine the range of implied enterprise values. The corresponding implied equity values were calculated by adding net cash of $46.1 million to the implied enterprise values. The resulting equity values were divided by the total number of shares to derive implied values ranging from $3.13 to $9.19 per share. However, Mirus also noted that due to the material differences between the operations and prospects of the Company and those of the target companies in the selected transactions, the analysis of comparable acquisitions was not given undue weight and was considered in the context of other valuation methodologies employed, as described below, to arrive at a blended implied value range.

Historical Stock Trading Analysis

Mirus reviewed the historical trading performance of the shares and observed that the low and high closing prices over the 90 day period prior to July 3, 2007 were $1.47 and $1.90, respectively.

Mirus applied to this trading range a control premium of 30%, compensating for the fact that the shares are valued based on a minority position whereas the Offer and the Merger contemplate the acquisition of a controlling position in the shares. This adjustment for a control premium resulted in an implied value range of $1.91 to $2.47 per share.

Acquisition Offers for the Company

During the period of October 2005 through December 2006, the Company employed an investment bank (not Mirus Securities) to explore strategic options for the Company, including a potential sale of the business. During that process, and in the months to follow in early 2007, the Company received nonbinding indications of interest from three potential buyers. As these offers preceded several negative Company developments as described elsewhere in this document and were preliminary and nonbinding in nature, they could not be easily reduced for comparison. However, the valuation range was nevertheless representative of the potential market for the shares. The values implied by these various offers ranged from $2.79 to $3.91 per share.

Income Approach

The Income Approach is defined in the International Glossary of Business Valuation Terms as “a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that convert anticipated economic benefits into a present single amount.” As part of the Income Approach, Mirus performed a discounted cash flow analysis, which estimates the value of the Company based on projected future cash flows, discounted at a rate that reflects the risk of the cash flows and the time value of money.

Discounted Cash Flow Analysis

Using financial projections prepared by management, Mirus performed a discounted cash flow analysis of the projected free cash flows of the Company. In performing the discounted cash flow analysis, Mirus relied on management projections for 2007 through 2010.

A perpetuity value was calculated based on a constant growth rate of the free cash flows for years 2011 and beyond set at 5.00%. The discount rate utilized in this analysis was based on Mirus’ estimate of the weighted average cost of capital for the Company of 30.2%, which reflects the estimated market risk of the Company’s business, the size of the Company, a company-specific risk factor, and other factors. The discounted cash flow analysis resulted in an estimated value of $3.69 per share.

Asset Approach

The Asset Approach is defined in the International Glossary of Business Valuation Terms as “a general way of determining a value indication of a business, business ownership interest, or security using one or more methods based on the value of the assets net of liabilities.”

Orderly Liquidation Analysis

To assess the value of the shares in the event of an orderly wind down of the business and liquidation of the assets, Mirus relied entirely on an analysis recently performed by Argus Management Corporation, prepared as of June 25, 2007. The results of this analysis implied a range of $2.00 to $3.04 per share.

Formulation Of Opinion

Upon completion of the six valuation methodologies described herein, Mirus calculated the average of the high, low, and median values for each of the respective methodologies, as appropriate. This resulted in a range of $2.93 to $5.14 per share, with a median value of $3.69 per share. On the basis of the assumptions and analyses detailed above, Mirus then determined that the Offer Price of $3.60 per share was fair, from a financial point of view, to the holders of common shares.

The preparation of a financial opinion is a complex process and is not easily reduced to a partial analysis or summary description. In arriving at its opinion, Mirus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mirus believes that selecting any portion of its analysis, without considering all analyses as a whole, would create an incomplete or subjective view of the process underlying its analyses and opinion. In addition, Mirus’ analyses and assumptions were informed by statements of the Company’s management and board members, taken without independent verification, and may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis should not be taken to be Mirus’ view of the actual value of the Company. In performing its analyses, Mirus made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company, and may or may not be valid after July 9, 2007 when the opinion was rendered. Any estimates contained in Mirus’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Mirus conducted its analyses solely in connection with the delivery of its opinion to the Board.

Mirus did not provide advice to the Company during the negotiations.

The Board retained Mirus based upon Mirus’ qualifications, experience and expertise. Mirus is an investment banking and advisory firm. Mirus, as part of its investment banking and financial advisory business, is engaged in the valuation of businesses and securities in connection with mergers and acquisitions and other corporate purposes, and has previously rendered fairness opinions on two transactions involving a publicly-traded company. Mirus and its affiliates have not provided financial advisory services for the Company.

Under the terms of its engagement letter, Mirus provided the Company a financial opinion in connection with the Merger, and the Company agreed to pay Mirus a fee of $300,000 which is not contingent upon completion of the Offer and the Merger. The Company has also agreed to reimburse Mirus for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Mirus and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Mirus or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Mirus’ engagement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains forward-looking statements with respect to the Company’s financial condition, results of operations, plans, objectives, intentions, future performance and business and other statements that are not statements of historical facts, as well as certain information relating to the Merger, including, without limitation:

•	statements about the benefits of the proposed Merger involving the Company and Purchaser;

•	the financial projections set forth in Item 8 “Additional Information”;

•	statements with respect to the Company’s plans, objectives, expectations and intentions and other statements that are not historical facts; and

•

other statements identified by words such as “will,” “would,” “likely,” “thinks,” “may,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the Company’s inability to satisfy the conditions to the Offer or the conditions to the Merger and the costs and consequences of failing to meet these conditions;

•	the effect of the pending Merger with Purchaser on the Company’s business and its relationship with customers, distributors, employees and suppliers;

•

the impact of the restatement of the Company’s financial statements; the impact of the inability of the Company to timely file reports with the Securities and Exchange Commission and distribute such reports or statements to its shareholders; the impact of any tax consequences, including any determination that the Company’s filed tax returns were not true, correct and complete; the impact of the determination that certain of the Company’s financial statements were not prepared in accordance with GAAP and/or the required reporting standards under applicable securities rules and regulations; the impact of any determination of the existence of a material weakness in the Company’s internal controls; the consequences of the determination that the Company’s disclosure controls and procedures required by the Exchange Act were not effective; the impact of any determination that some of the Company’s insurance policies may not be in full force and effect and/or that the Company may not be in compliance with the terms and conditions of those policies; the impact of litigation arising out of the Offer and the Merger; and the impact of litigation and governmental investigations or proceedings arising out of the Company’s stock option granting practices and related accounting matters or any restatement of its financial statements;

•	the inability to meet the Nasdaq requirements for continued listing;

•	the timing and number of planned new product introductions;

•	assumptions and estimates regarding the size and growth of certain market segments; and

•	assumptions concerning anticipated product developments and emerging technologies.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports the Company has filed with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved.

Forward-looking statements speak only as of the date of this Statement or the date of any document incorporated by reference in this Statement. All subsequent written and oral forward-looking statements concerning the Offer or the Merger or other matters addressed in this Statement and attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Moreover, although the Company believes the expectations reflected in the forward-looking statements are based upon reasonable assumptions, the Company gives no assurance that we will attain these expectations or that any deviations will not be material. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated July 30, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(6)	Guidelines for Certifications of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(7)	Press Release issued jointly by Boston Communications Group, Inc. and Megasoft Limited on July 11, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9 (File No. 005-49597) filed with the SEC on July 11, 2007).

(a)(8)	Email from Joseph Mullaney to all employees and associates of Boston Communications Group, Inc., dated July 11, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14D-9 (File No. 005-49597) filed with the SEC on July 11, 2007).

(a)(9)	Opinion of Mirus Securities, Inc., dated July 9, 2007 (included as Annex A to this Statement). Filed herewith.

(a)(10)	Complaint filed in the Superior Court for Middlesex County in the Commonwealth of Massachusetts captioned Alex Tarlamis vs. Boston Communications Group, Inc., et. al., case No. 07-2665, filed on July 12, 2007 (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597 filed with the SEC on July 30, 2007).

(a)(11)	Complaint filed in the Middlesex County Court in the Commonwealth of Massachusetts captioned Daniel Bates vs. Boston Communications Group, Inc., et. al., case No. 07-2666, filed on July 12, 2007. Filed herewith (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597 filed with the SEC on July 30, 2007).

(a)(12)	Letter, dated July 30, 2007, to Boston Communications Group, Inc. shareholders. Filed herewith.

(a)(13)	Press Release issued by Megasoft Limited on July 30, 2007 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(a)(14)	Form of Summary Advertisement as published in The New York Times on July 30, 2007 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Tea Party Acquisition Group and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(e)(1)	Agreement and Plan of Merger, dated as of July 11, 2007, by and among Megasoft Limited, Tea Party Acquisition Corp. and Boston Communications Group, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 000-28432) filed with the SEC on July 11, 2007).

Exhibit No.	Description

(e)(2)	Tender and Support Agreement, dated as of July 11, 2007, by and among Megasoft Limited and the individuals listed on Annex I thereto (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(e)(3)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-4128) filed with the SEC on June 17, 1996).

(e)(4)	1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.45 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 000-28432) filed with the SEC on March 31, 1999).

(e)(5)	Boston Communications Group, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.59 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-28432) filed with the SEC on August 10, 2000).

(e)(6)	Amendment No. 1 to Boston Communications Group, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-28432) filed with the SEC on August 13, 2001).

(e)(7)	Amendment No. 2 to Boston Communications Group, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 000-28432) filed with the SEC on August 14, 2003).

(e)(8)	2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-28432) filed with the SEC on August 9, 2004).

(e)(9)	2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(10)	Form of Nonstatutory Stock Option Agreement for Employees pursuant to the Company’s 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(11)	Form of Nonstatutory Stock Option Agreement for Directors pursuant to the Company’s 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(12)	Form of Restricted Stock Agreement for Directors pursuant to the Company’s 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(13)	Form of Restricted Stock Agreement Under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(14)	Form of Incentive Stock Option Agreement for Executive Officer pursuant to the Company’s 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-28432) filed with the SEC on August 9, 2005).

(e)(15)	Change of Control Agreement, dated May 3, 2005, by and between Boston Communications Group, Inc. and Paul Tobin (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-28432) filed with the SEC on March 13, 2006).

Exhibit No.	Description

(e)(16)	Change of Control Agreement, dated February 1, 2007, by and between Boston Communications Group, Inc. and Joseph Mullaney. Filed herewith.

(e)(17)	Change of Control Agreement, dated May 3, 2005, by and between Boston Communications Group, Inc. and Ersin Galioglu (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 000-28432) filed with the SEC on March 13, 2006).

(e)(18)	Change of Control Agreement, dated October 3, 2005, by and between Boston Communications Group, Inc. and Michael K. Palackdharry. Filed herewith.

(e)(19)	Amendment to Change of Control Agreement, dated January 9, 2007, by and between Boston Communications Group, Inc. and Michael K. Palackdharry. Filed herewith.

(e)(20)	Employment Agreement, dated November 8, 2006, by and between Boston Communications Group, Inc. and Timothy M. Donovan. Filed herewith.

(e)(21)	Supplemental Executive Retirement Agreement – Founders (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-28432) filed with the SEC on March 11, 2004).

(e)(22)	Supplemental Executive Retirement Agreement – Non-Founders (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-28432) filed with the SEC on March 11, 2004).

(e)(23)	Form of Amendment to the Supplemental Executive Retirement Non-Founders Agreement by and between Boston Communications Group, Inc. and each of Ersin Galioglu, James Anderson, Thomas Erskine and William Wessman dated January , 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 000-28432) filed with the SEC on January 19, 2007).

(e)(24)	Amendment to the Supplemental Executive Retirement Founders Agreement by and between Boston Communications Group, Inc. and Paul Tobin dated January 12, 2007 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K (File No. 000-28432) filed with the SEC on January 19, 2007).

(e)(25)	Letter Agreement regarding exclusivity, dated May 1, 2007, by and between Boston Communications Group, Inc. and Megasoft Limited (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(e)(26)	Amendment to Exclusivity Agreement, dated June 21, 2007, by and between Boston Communications Group, Inc. and Megasoft Limited (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(e)(27)	Amendment to Exclusivity Agreement, dated July 6, 2007, by and between Boston Communications Group, Inc. and Megasoft Limited (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

(e)(28)	Amendment No. 1 to Rights Agreement, dated as of July 10, 2007 (incorporated by reference to the Company’s pre-commencement Schedule 14d-9 (File No. 005-49597) filed with the SEC on July 11, 2007).

(e)(29)	Non-disclosure Agreement, dated November 22, 2005, by and between Boston Communications Group, Inc. and Xius (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on July 30, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON COMMUNICATIONS GROUP, INC.

By:	/s/ JOSEPH MULLANEY
Name:	Joseph Mullaney
Title:	Acting Chief Executive Officer and Chief Financial Officer

Date: July 30, 2007

ANNEX A

CONFIDENTIAL

July 9, 2007

Board of Directors

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, MA 01730

RE: OPINION OF MIRUS SECURITIES INCORPORATED

Members of the Board:

We understand that pursuant to the terms of the indication of interest received on May 1, 2007 from Megasoft Limited (“Parent”), and the subsequent exclusivity agreement entered into by Boston Communications Group, Inc. (the “Company”) and Parent on June 21, 2007, that it is the intent of Parent to acquire all of the issued and outstanding shares of the Company’s capital stock (the “Stock”). We understand that, and are relying upon the assumption that, the only authorized, issued and outstanding capital stock is a single class of Common Stock with $.01 par value per share (“Common Stock”) and that there are 17,908,251 shares of Common Stock issued and outstanding (the “Shares”). Further, pursuant to the terms of the draft Agreement and Plan of Merger, dated as of July 1, 2007 provided to us (the “Merger Agreement”), by and among the Company, Parent, and a wholly-owned subsidiary of Parent (“Merger Sub”), it is our understanding that Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase all outstanding Shares, including the associated share purchase rights (each, a “Right” and collectively the “Rights”) under a Rights Agreement (the “Rights Agreement”, a copy of which we have not reviewed or been provided), dated as of September 6, 2005, between the Company and Equiserve Trust Company, N.A., as rights agent (each a “Share” and collectively the “Shares”), at a price of $3.60 per Share (the “Transaction”), in cash without interest (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Per Share Amount”).

You engaged Mirus Securities, Inc. (“Mirus”) on June 26, 2007 and requested that Mirus provide an opinion (the “Opinion”) to the Board of Directors of the Company as to whether, as of the date hereof, July 9, 2007, the Per Share Amount is fair, from a financial point of view, to the holders of Shares.

In connection with rendering this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed proposed restated financial statements for 2001 through 2006 (management prepared draft dated as of June 26, 2007);

2.	reviewed financial forecasts and projections prepared by the management of the Company for the fiscal years 2007, 2008, 2009, and 2010;

3.	reviewed the management prepared pipeline analysis for the Company dated May 16, 2007;

4.	reviewed the “orderly liquidation analysis” performed by Argus Management Corp updated June 25, 2007;

5.	reviewed key assumptions of management of the Company underlying the normalized income statement;

6.	reviewed the BCGI Company presentation prepared by the Company’s former financial advisor in the fall of 2005 and the management presentation dated March 2006;

7.	reviewed the valuation analysis prepared by a third party for the Board of Directors (dated June 6, 2007);

8.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years and those of certain publicly traded companies which we deemed relevant;

9.	reviewed certain publicly available financial data for certain companies that we deemed relevant and publicly available prices and premiums paid in change of control transactions that we deemed relevant;

10.	reviewed the press releases and SEC filings of the Company for the period of May 20, 2005 through June 29, 2007, with the exception of any and all filings which were of a financial nature, all of which were identified to us by management as being unreliable;

11.	relied upon CapitalIQ, a Standard & Poors Company, for public comparables and M&A transaction research, peer financial information and market pricing data;

12.	reviewed analyst reports from industry analysts including Yankee Group, Ovum, and OSS Research;

13.	reviewed certain SEC filings for publicly traded peers of the Company that we deemed relevant;

14.	reviewed the following documents:

a.	the Merger Agreement (the draft version of which was labeled “Project Tea Party Merger Agreement Marked July 3, 2007”, however, it should be noted that we have not received, nor have we reviewed, any of the exhibits or schedules to the Merger Agreement and our opinion is qualified accordingly);

b.	materials prepared for the BCGI Board of Directors meeting on June 6, 2007;

c.	materials prepared for the BCGI Board of Directors meeting on July 9, 2007;

d.	indications of interest from Megasoft Ltd. and other prospective transaction partners identified to us by management;

e.	a list of the Company’s subsidiaries, dated March 29, 2006;

f.	a summary of the Company’s acquisitions of Airada Networks, Inc. and PureSight, Inc. as prepared by management;

g.	the closing documents and earn-out schedule pertaining to the acquisition of Airada Networks, Inc. in November 2004;

h.	the stock purchase agreement (without exhibits or schedules) among Cellular Express, Inc., a wholly-owned subsidiary of the Company and PureSight, Inc., dated June 20, 2005;

i.	the stock purchase agreement (without exhibits or schedules) among Datascape.com, Inc. and BCGI Ventures, Inc., dated September 29, 2006;

j.	a management prepared schedule of leases for real estate in Massachusetts and Maine;

k.	a letter addressed to the audit committee and management of the Company in regards to a control deficiency with respect to the Company’s treatment of research and development costs, sent by Ernst & Young, dated March 6, 2006;

l.	a summary of control deficiencies with respect to the Company’s financial statements for 2004 prepared by Ernst & Young;

m.	management prepared unaudited balance sheet and accompanying detail for the period ended March 31, 2007;

n.	a summary of lost business prepared by the Company, detailing customers lost in 2005 and 2006;

o.	a summary of third-party reseller and distribution agreements prepared by the Company;

p.	MobileOne business plan, Dated January 5, 2007 prepared by management;

q.	an 8-K filing on June 29, 2007, in which the Company announced that the Nasdaq Board of Directors has called for review the decision of the Nasdaq Listing and Hearing Review Council and granted a stay of the delisting of the Company’s securities pending further review by the Board in July 2007.

15.	interviewed certain members of the Company’s management regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and spoken with certain members of the Company’s board of directors;

16.	spoken with representatives of the Company’s current and former financial advisors regarding the Company, the Company’s contacts with prospective buyers, the Company’s financial condition, the Transaction, and related matters; and,

17.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. With respect to the publicly available historical Company financial information, it is our understanding that all such historical information cannot be relied upon, and as such have not included such information in our analysis of the business. With respect to the unaudited forecasts and unaudited restated historical financial statements, we have assumed, with your consent, that such forecasts and restated financials represent reasonable estimates and judgments of the historical and future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any agreement to which the Company is a party (other than as specifically described herein with respect to the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, or to the extent deficient will be remediated prior to the closing of the Transaction, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from such draft documents.

We have relied upon and assumed, without independent verification, the statements by management to us that the Company’s lack of scale and other factors have resulted in the loss of several customers; the Company will not be able to retain certain key customers; and, the Company will suffer a significant reduction in revenue in the current fiscal year, for which the Company does not have replacement business. We have relied upon and assumed, without independent verification, the statements by management to us that without such replacement business, the Company is expected to make further reductions to personnel in order to reduce costs. Furthermore, we have relied upon and assumed, without independent verification, the accuracy of statements by management that without a favorable ruling by the NASDAQ Board of Directors at a meeting to be held in July 2007, the Company’s shares will be delisted from the NASDAQ Global Market.

We do not express any opinion as to the outstanding litigation or investigations relating to the Company. Further, we do not express any opinion as to the potential likelihood that the July 2007 hearing to be held by the Nasdaq Board of Directors, will result in an extension of the stay, or if in fact the Company’s Stock will be delisted. The Company has, however, instructed us to consider the potential adverse impact of such litigation or delisting in the evaluation of the Per Share Value.

As the Transaction contemplated in the Merger Agreement is not set to close in the immediate future, subsequent events that could materially affect the conclusions set forth in this Opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the Transaction; and the failure to consummate the Transaction within a reasonable period of time.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent, or any other party, and we have relied exclusively upon the information that was provided to us by the Company and its advisors, as detailed above. We express no opinion regarding the liquidation value of the Company, and have instead relied upon the good faith estimate prepared by Argus Management Corporation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party, or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

We have been engaged solely to provide this Opinion. As such, we have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the management, the Board of Directors or any other party with respect to the Transaction or alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to the value of the Stock, or the price or range of prices at which the Stock may trade at any time.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its their consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our prior written consent, with the exception that this Opinion may be included in its entirety in any filings by the Company in respect to the Transaction that will be required by the Securities and Exchange Commission. This Opinion should not be construed as creating any fiduciary duty on Mirus’ part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act, or tender their shares, or make any election with respect to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Mirus or any of its affiliates be made by any recipient of this Opinion, without the prior written consent of Mirus.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Mirus has never provided investment banking, financial advisory or other financial services to the Company or Parent.

Mirus will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Board of Directors, the Company, or its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors, management, employees, or other constituencies of the Company, or any other person other than as specifically set forth herein (and, for example, we render no advice or opinion on the impact of any agreements or understandings between or among such persons and the Company or the Parent), (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company might engage, (v) the tax or legal consequences of the Transaction to either the Company, or its security holders, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company, the Parent , or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Board of Directors, the Company, and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. This letter supersedes and replaces all prior versions and Opinions.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Share Amount to be received by holders of Shares (other than Parent, Merger Sub and their respective affiliates) in the Offer and the Merger Agreement, taken together, is fair, from a financial point of view, to such holders.

Very truly yours,

Mirus Securities, Inc.